As filed with the Securities and Exchange Commission on September 27, 2001

Registration No. 333-_____

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
 REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Intacta Technologies Inc. (Exact name of registrant as specified in its charter)
Nevada (State or other jurisdiction of incorporation or organization)	7371 (Primary Standard Industrial Classification Code Number)	58-2488071 (I.R.S. Employer Identification Number)
945 East Paces Ferry Road, N.E. Suite 1445 Atlanta, Georgia 30326 (404) 880-9919 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Noel R. Bambrough
President and Chief Executive Officer
Intacta Technologies Inc.
945 East Paces Ferry Road, N.E.
Suite 1445
Atlanta, Georgia 30326
(404) 880-9919

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Robert J. Mittman, Esquire Brad L. Shiffman, Esquire Blank Rome Tenzer Greenblatt LLP The Chrysler Building 405 Lexington Avenue New York, NY 10174 (212) 885 5000

           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this registration statement.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.   ☒

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______________

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______________

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ ______________

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Common Stock, par value $.0001 per share	4,000,000(2)	$.19(3)	$760,000	$190.00

(1)      Estimated solely for the purpose of calculating the registration fee pursuant to Rul 457(c) of the Securities Act of 1933, as amended (the "Securities Act").

(2)      Pursuant to rule 416 of the Securities Act of 1933, as amended, there are also being registered such additional shares as may be issued to the selling stockholder because of future stock dividends, stock distributions, stock splits or similar capital readjustments.

(3)      Pursuant to Rule 457(c) of the Securities Act, the registration fee has been calculated based upon the average of the high and low prices as reported on the OTC Bulletin Board for the registrant's common stock on September 25, 2001.

           The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDER MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT A SOLICITATION TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Prospectus

SUBJECT TO COMPLETION, DATED SEPTEMBER 27, 2001

4,000,000 Shares

Intacta Technologies Inc.

Common Stock

           This prospectus relates to the sale by the selling stockholder named on page 51 of up to 4,000,000 shares of our common stock. All of the shares of common stock described in this paragraph are being offered for resale by the selling stockholder pursuant to this prospectus.

           The common stock may be offered from time to time by the selling stockholder through ordinary brokerage transactions in the over-the-counter markets, in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices and in other ways as described in the "Plan of Distribution." We will not receive any of the proceeds from the sale of common stock by the selling stockholder.

           Our common stock is currently quoted on the OTC Bulletin Board under the symbol "ITAC". The closing sale price of the Common Stock on September 26, 2001 was $.19 per share.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is _________, 2001.

           You should rely only on the information contained in this prospectus. We have not, nor has the selling stockholder, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, nor is the selling stockholder, making any offer to sell these securities in any jurisdiction where the offer and sale is not permitted. You should assume that the information appearing in this prospectus is only accurate as of the date on the front of this prospectus. Our business, financial condition, results of operation and prospects may have changed since that date.

           References in this prospectus, and the documents incorporated by reference in this prospecus, to "Intacta," "we," "our" and "us" refer to Intacta Technologies Inc., a Nevada corporation, and its subsidiaries.

           Intacta Technologies Inc. and the names of our products are tradenames or trademarks of Intacta. This prospectus also contains trademarks and tradenames of other companies.

PROSPECTUS SUMMARY

Our Company

           We are a developer and marketer of software products based on our patented technology that, through its unique combination of compression, encoding and error correction processes, transforms any data format ranging from text, graphic, audio or video from a binary file into INTACTA.CODE™, which is language transparent and platform independent. We believe that our technology provides solutions and applications that enable enterprises to bridge their communications and information management systems across digital and non-digital media, by providing for the secure bi-directional transmission and subsequent recovery and storage of data.

THE OFFERING
Securities offered	The selling stockholder is offering up to 4,000,000 shares of common stock.
Common stock outstanding

We currently have 20,345,924 shares of common stock outstanding, exclusive of:

  an aggregate of 3,357,724 shares of common stock reserved for issuance upon the exercise of outstanding warrants;

  an aggregate of 2,649,800 shares of common stock reserved for issuance upon the exercise of outstanding options granted under our 1998 stock option plan, and our 2000 stock incentive plan, and an aggregate of 1,400,600 shares of common stock issuable upon exercise of options reserved for future grant under our 1998 stock option plan and options and other stock based awards reserved for future grant under our 2000 stock incentive plan.

Use of proceeds	We will not receive any proceeds from the sale of shares of common stock by the selling stockholder. See the section below entitled "Use of Proceeds."
Risk factors

Investing in our common stock involves a high degree of risk. You should carefully review and consider the risks set forth under "Risk Factors," as well as the other information contained in this prospectus, before purchasing any shares of our common stock.

SUMMARY FINANCIAL DATA

           The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and notes to such financial statements included in and made part of this prospectus. We have derived the statement of operations data for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1998 from our audited consolidated financial statements which are not included in this prospectus and we have derived the statement of operations data for the years ended December 31, 1998, 1999 and 2000, and the balance sheet data as of December 31, 1999 and 2000 from our audited consolidated financial statements included in and made a part of this prospectus. We have derived the statement of operations data for the six months ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2001 from the unaudited consolidated financial statements included in and made part of this prospectus. Results of operations for the period ended June 30, 2001 are not necessarily indicative of results which will be obtained for the year ending December 31, 2001.

Statement of Operations Data:
	Year Ended December 31,					Six Months Ended June 30,
	1996	1997	1998	1999	2000	2000	2001
						(unaudited)
Revenues	$1,019,600	$894,900	$137,800	$137,400	$794,500	$633,800	$97,100
Cost of products and components	514,100	357,500	336,300	90,500	308,600	96,400	24,100
Research and development	331,900	343,200	903,500	1,047,400	1,241,900	608,600	602,600
Sales and marketing	528,800	297,000	113,100	113,200	1,182,100	484,600	511,000
General and administrative	1,605,200	1,353,100	1,699,400	2,619,800	2,306,500	930,000	892,000
Total operating expenses	2,978,000	2,350,800	3,052,300	3,870,900	5,039,100	2,119,600	2,029,700
Net loss	(2,529,800)	(2,199,700)	(3,145,800)	(3,617,600)	(4,551,200)	(1,473,300)	(1,873,300)
Basic and diluted net loss per common share	$(.22)	$(.19)	$(.19)	$(.20)	$(.25)	$(.08)	$(.09)
Basic and diluted weighted Average Common Stock Outstanding	11,486,000	11,486,000	16,701,583	17,790,000	18,483,179	17,909,000	20,345,924

Balance Sheet Data:	December 31,			June 30, 2001 (unaudited)
	1998	1999	2000
Cash and cash equivalents	$3,047,100	$917,400	$3,904,500	$2,148,600
Working capital	1,924,200	574,100	3,641,500	1,879,400
Total assets	3,760,700	1,570,900	4,260,500	2,479,100
Long-term obligations	0	0	0	0
Total shareholders' equity	2,268,600	841,500	3,865,200	2,102,000

RISK FACTORS

          The shares offered by this prospectus are speculative and involve a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before making an investment decision.

Our limited operating history makes it difficult to predict how our business will develop and our future operating results.

           We were organized in October 1997 and did not commence active operations until we consummated the acquisition of two subsidiaries from Corsa S.A. Holdings in May 1998. In addition, during 1998 we shifted the focus of the business of the subsidiaries we acquired from production and sale of facsimile-based products to the development of advanced products based upon our proprietary technology. More recently we have determined to focus on the commercial exploitation of our technology for applications and solutions in the area of data compression and transmission. Accordingly, we have a limited operating history upon which you can evaluate our performance and prospects and we face many of the risks, expenses, delays, problems and uncertainties encountered by early-stage companies in rapidly evolving markets.

Our independent auditors have expressed substantial doubt about our ability to continue as a going concern.

           Primarily as a result of our recurring losses, our independent auditors qualified their opinion on our 2000 financial statements and in the two preceding years to include an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern.

We have incurred net losses since inception and we may incur increased losses in the future as we expand our marketing and research and development activities.

           We have incurred significant net losses in each fiscal year since our inception. During the year ended December 31, 1998, we had a net loss of approximately $3.1 million, during the year ended December 31, 1999, we had a net loss of approximately $3.6 million, during the year ended December 31, 2000, we had a net loss of approximately $4.5 million and for the six months ended June 30, 2001, we had a net loss of approximately $1.9 million. We have increased our operating expenses in recent periods and, to the extent that we further expand our research and development activities and marketing efforts we may incur further increases in our operating expenses in the future, which may result in increased losses in such future periods. As a result, we will need to generate significantly greater revenues than we have to date to achieve and maintain profitability. We cannot assure you that our future operations will be profitable.

We may require additional financing which may not be available to us.

           Our capital requirements have been and will continue to be significant. Based upon current estimates, we believe that cash from operations together with cash and cash equivalents will be sufficient to fund our operating activities and capital requirements through the end of our first quarter of 2002. Unanticipated changes in economic conditions or other unforseen circumstances may cause us to expend our cash and cash equivalents in a shorter period of time, in which case we may be required to seek additional financing in order to fund our capital and operating activities. We do not have any current arrangements with respect to other potential sources of additional financing and we cannot assure you that additional financing will be available to us on commercially reasonable terms or at all.

We may be unable to sustain our increase in annual revenue for 2001.

           The fiscal year ended December 31, 2000 was the first in which we achieved annual revenue growth. A significant percentage of our revenue during fiscal 2000, however, was the result of sales of discontinued hardware products and components from our inventory. Substantially all of these products and components were sold during fiscal 2000. Consequently, we cannot assure you that our prior growth in annual revenues will be sustained.

Our future revenue growth depends substantially on our ability to successfully identify applications for which our technology may be developed and marketed.

           Our growth strategy is based on identifying applications in the compression and transmission of data that appeal to a wide range of users for whom our technology may be developed and marketed. We are currently in the process of identifying commercial applications best suited for our technology. Our success will depend on our ability to identify applications that will achieve widespread commercial acceptance or adapt or enhance our technology for these applications. Adapting and enhancing technology as complex as ours will be subject to unanticipated technical or other problems and possible insufficiency of funds which could result in a delay of introduction or abandonment of the proposed application. We cannot assure you that we will be able to adapt our technology for specific applications on a timely basis or that we will be able to achieve significant market acceptance of our technology.

Our international sales are subject to a number of risks.

           Our international sales are subject to a number of risks, any of which could adversely affect our future operating results, including:

  increased collection risks;

  trade restrictions;

  export duties and tariffs; and

  uncertain political, regulatory and economic developments.

           We intend to expand our international sales. To the extent we are able to expand our international sales, such sales may be subject to the risks set forth above.

We face intense competition in the markets for our technology, which could result in price reductions, lower gross margins or loss of our market share.

           Our technology competes with technologies, products and applications developed and marketed by numerous well-established companies that have substantially greater financial, technical, personnel, and other resources than we do and have established reputations for success in the development, licensing, and sale of their products and technology. We cannot assure you that we will be able to compete successfully, that our present or future competitors will not develop technologies or products that will render our technology obsolete or less marketable, that we will be able to satisfactorily adapt our technology to commercial applications or that we will successfully enhance our technology or develop new technologies.

Demand and market acceptance for newly introduced technologies, such as ours, are subject to a high level of uncertainty.

           Demand and market acceptance for newly introduced innovative technologies, such as our technology, are subject to a high level of uncertainty. Furthermore, to the extent that there is market acceptance for our technology, potential customers may elect to utilize competitive technologies, products and services that they believe to be more efficient and have other advantages over our technology. We will therefore, be required to engage in substantial marketing efforts and expend a significant amount of funds to inform application developers, third party solution providers and end-users of the perceived benefits and advantages of our technology. We cannot assure you that we will have the funds or other resources necessary to achieve our marketing objectives or that our increased marketing efforts will result in successful commercialization and market acceptance of our technology.

If the market for mobile computing devices fails to develop fully or develops more slowly than we expect, demand for our technology may not increase.

           A substantial amount of our marketing, research and development resources are currently focused on the development of our technology for applications in mobile computing devices. The market for these devices is an emerging market, the further development of which depends on a number of factors, including:

  the development of content and applications for mobile computing devices;

  the willingness of large numbers of businesses and consumers to use devices such as handheld and palm-size personal computers to perform functions currently carried out manually or by traditional personal computers, including inputting and sharing data, communicating among users and connecting to the Internet; and

  the evolution of industry standards that facilitate the distribution of content over the Internet to these devices via narrowband and wideband wired and wireless telecommunications systems.

           If the pervasive computing market does not develop or develops more slowly than we expect, our profit potential and our revenue may not grow as fast as we anticipate, if at all.

We have limited marketing capabilities and will be dependent upon arrangements with third party solution providers to market and distribute our technology.

           Our ability to market our technology is dependent, in part, upon our ability to effectively utilize our direct sales force and establish strategic relationships with third party solution providers. We have not yet commenced significant marketing activities relating to our technology and we have limited marketing experience, as well as limited financial, personnel and other resources, to undertake extensive marketing activities. We intend to rely to a large extent on arrangements with third party solution providers for the marketing and distribution of our technology, including arrangements with distributors, original equipment manufacturers, value added resellers and systems integrators. We have only recently entered into marketing arrangements with a limited number of third-party solution providers and other strategic partners and our prospects will depend on our ability to develop and maintain strategic relationships with additional solution providers and upon the marketing and distribution efforts of these solution providers. We cannot assure you that we will be able, for financial or other reasons, to finalize any additional third party distribution, marketing or joint venture arrangements or that such arrangements, if finalized, will result in the successful commercialization of our technology.

           We will also depend upon third party solution providers to provide installation and support services to end-users. Failure by these parties to provide adequate service and support, over which we will not have direct control, could adversely affect our reputation and our ability to sell our technology through these parties. Furthermore, the time and resources devoted to these activities generally will be contributed and controlled by the third parties and not by us. A decline in the financial prospects of a third party solution provider with whom we develop a significant relationship could adversely affect our sales efforts.

The loss of our key personnel could adversely affect our business, results of operations and financial condition.

           Our success depends largely upon the continued service of our executive officers and other key management, sales and marketing and technical personnel. Our chairman and vice chairman and our chief financial officer do not have employment agreements with us. Furthermore, employment and consulting agreements with certain of our officers and key employees do not contain a provision for a specified term of employment. Consequently, our officers and key personnel may terminate their employment at any time without penalty.

There is no assurance that our technology will perform all of the functions for which it was designed.

           Our technology has only recently been commercialized for limited applications and is being utilized by a limited customer base. Consequently, we cannot assure you that, upon widespread use of our technology, it will perform all of the functions for which it was designed.

If we do not respond to rapid technological changes, our products and service offerings could become obsolete.

           If we are unable to modify and enhance our existing technology to respond to changing technology and standards, as well as customer demands, in a timely and cost effective manner, our business could be adversely affected. The introduction of products embodying new technologies and the emergence of new industry standards may render our technology obsolete or less marketable. The process of enhancing our technology is extremely complex and requires significant continuing development efforts which are subject to a number of inherent risks, including unanticipated delays, expenses and technical problems or difficulties as well as possible insufficiency of funds.

We expect that our future revenues will be derived from a limited number of licensing agreements.

           To date, we have licensed our technology to a limited number of end-user customers. Moreover, licenses of our technology are typically non-recurring sales. We expect that we will continue to license our technology to a limited number of customers until our software development kit, or SDK, products as well as other products gain more widespread acceptance among application developers and until we enter into strategic relationships with third party solution providers and distributors with the ability to achieve a broad customer base. Until that time, our quarterly operating results will fluctuate as a result of the timing of orders from a limited number of customers and the non-recurring nature of our sales. Therefore, a comparison of our operating results from period to period may not be meaningful.

Our technology may suffer from defects or errors and these defects or errors could result in damage to our reputation and liability claims from customers.

           Technology as complex as ours may contain undetected errors or defects when first introduced or when new versions are released. Despite our testing efforts and testing by current and potential customers, our technology and any future enhancements may not be free from errors after commercial shipments have begun. The occurrence of errors or defects could result in adverse publicity, delay in technology introduction, diversion of development resources, loss or delay in market acceptance, increased service and warranty costs and customer claims.

           We do not maintain any product liability insurance. Consequently, a successful claim against us for product liability could have a material adverse effect.

Our inability to manage rapid growth could place a significant strain on our existing resources and impair our ability to efficiently manage our business.

           Our marketing and sales efforts are specifically aimed at expanding our customer base and geographic area of operations. In the event, however, of rapid expansion of our customer base and geographic area of operations, we would need to rapidly expand our infrastructure and our marketing and customer support capabilities. To manage such growth effectively, we would be required to continue to implement and improve our operating and financial systems and to expand, train and manage our employee base. Any failure by us to properly manage such growth could impair our ability to efficiently manage our business and could cause us to incur higher operating costs and delays in the execution of our business plan.

The majority of our research and development activities are conducted in Israel, which may be subject to economic, military and political instability.

           Our principal research and development facility is located in Beer Sheva, Israel. We are, therefore, directly influenced by the economic, political and military conditions in Israel and the Middle East. Any major hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on our operations.

Most of our shares of common stock are currently eligible for sale and could be sold in the market in the near future, which could depress our stock price.

           We currently have 20,345,924 shares of common stock outstanding, 12,358,920 of which are currently freely tradeable without restriction under the Securities Act of 1933. Of the remaining 7,987,004 shares outstanding, 2,412,004 shares have been previously registered for resale and 4,000,000 shares have been registered for resale under this prospectus. The balance of shares outstanding are restricted securities, however, substantially all of these restricted securities have been held for more than two years and are available for resale pursuant to Rule 144 promulgated under the Securities Act.

           The sale of a significant number of shares of common stock could adversely affect the market price of our common stock. Moreover, as these shares are sold, the market price could drop significantly if the holders of these restricted shares sell them or if the market perceives that the holders intend to sell these shares.

The significant number of outstanding options and warrants could depress the market price of our Common Stock and could interfere with our ability to raise capital.

           We currently have outstanding options and warrants to purchase an aggregate of [6,007,524] shares of our common stock, at exercise prices ranging from $.75 to $4.00 per share. To the extent that the outstanding options and warrants are exercised, dilution to the percentage of ownership of our stockholders will occur and any sales in the public market of our common stock underlying those options and warrants may adversely affect prevailing market prices for our common stock. Moreover, the terms upon which we will be able to obtain additional equity capital may be adversely affected since the holders of outstanding options and warrants can be expected to exercise them when we would, in all likelihood, be able to obtain any needed capital on terms more favorable to us than those provided in the outstanding options and warrants.

FORWARD-LOOKING STATEMENTS

           All statements other than statements of historical fact included in this prospectus, including without limitation, statements regarding our expectations of future sales revenue, financial position, business strategy, projected costs and plans, objectives of our management for future operations and financial data, are forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "propose," "expect," "intend," "estimate," "anticipate," "believe," or "continue" or the negative thereof or variations thereon or similar terminology. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to have been correct. These statements involve certain known and unknown risks, uncertainties and other factors, which may cause our actual results, performance or achievements to be materially different from our expectations. Important factors that could cause actual results to differ materially from our expectations are disclosed under "Risk Factors" and elsewhere in this prospectus, including without limitation, in conjunction with the forward-looking statements included in this prospectus. Also, subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus.

USE OF PROCEEDS

           We will not receive any proceeds from the sale by the selling stockholder of any of its shares of common stock, which shares may be sold in accordance with this prospectus. We have agreed to bear the expenses in connection with registration of the common stock being offered by the selling stockholder under this prospectus.

MARKET PRICE OF AND DIVIDENDS ON OUR COMMON STOCK

           Our common stock has been quoted on the OTC Bulletin Board under the symbol "ITAC" since August 19, 1999. From May 28, 1998 to August 19, 1999, our common stock was quoted on the OTC Bulletin Board under the symbol "ZFAX." The following table shows the high and low bid prices of our common stock as reported by the OTC Bulletin Board for the fiscal years ended December 31, 1999 and 2000 and for the quarterly periods of fiscal 2001 through September 26, 2001:

	High	Low
1999
First Quarter	4.47	3.81
Second Quarter	4.19	3.00
Third Quarter	3.80	1.88
Fourth Quarter	3.44	1.75

2000
First Quarter	6.25	2.25
Second Quarter	4.88	2.38
Third Quarter	4.31	4.00
Fourth Quarter	3.75	.78

2001
First Quarter	1.38	.30
Second Quarter	.58	.13
Third Quarter (through September 26, 2001)	.28	.14

           The OTC Bulletin Board is a more limited trading market than the Nasdaq SmallCap or Nasdaq National Markets, and timely, accurate quotations of the price of our common stock may not always be available. You may expect trading volume to be low in such a market. Consequently, the activity of only a few shares may affect the market and may result in wide swings in price and in volume. Additionally, the foregoing quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual retail transactions.

           At any time while our common stock is not listed on the Nasdaq National or SmallCap markets or a national securities exchange and the trading price of our common stock is below $5.00 per share, trading in our common stock will be subject to the SEC's penny stock rules, which severely limit the market liquidity of our common stock and the ability of purchasers to sell their shares.

           Furthermore, the trading price of our common stock may be highly volatile as a result of factors specific to us or applicable to our market and industry in general. These factors, include:

  variations in our annual or quarterly financial results or those of our competitors;

  changes by financial research analysts in their recommendations or estimates of our earnings;

  conditions in the economy in general or in the information technology service sector in particular;

  announcements or technological innovations or new products by us or our competitors.

           In addition, the stock market, particularly the Nasdaq SmallCap Market and the OTC Bulletin Board, has recently been subject to extreme price and volume fluctuations. This volatility has significantly affected the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company's securities, some companies have been sued by their stockholders. If we were sued, it could result in substantial costs and a diversion of management's attention and resources, which could adversely affect our business.

           On September 26, 2001, the last reported sale price of our common stock on the OTC Bulletin Board was $.19 per share. As of September 26, 2001, there were approximately 78 record owners of our common stock. We believe that there are many beneficial owners of our common stock whose shares are held in "street name".

           We have never declared and do not anticipate declaring or paying any dividends on our common stock in the near future. We intend to retain future earnings, if any, that may be generated from our operations to finance our future operations and any possible expansion. Any decision as to the future payment of dividends will depend on our results of operations and financial position and such other factors as our board of directors in its discretion deems relevant.

SELECTED FINANCIAL DATA

           The following selected financial data are qualified in their entirety by reference to, and you should read them in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited consolidated financial statements and notes to such financial statements included in and made part of this prospectus. We have derived the balance sheet and statement of operations data at and for the years ended December 31, 1996 and 1997 and the balance sheet data as of December 31, 1998 from our audited consolidated financial statements which are not included in this prospectus and we have derived the statement of operations data for the years ended December 31, 1998, 1999 and 2000 and the balance sheet data as of December 31, 1999 and 2000 from our audited consolidated financial statements included in and made part of this prospectus. We have derived the statement of operations data for the six months ended June 30, 2000 and 2001 and the balance sheet data as of June 30, 2001 from the unaudited consolidated financial statements and notes thereto included in and made part of this prospectus. Results of operations for the period ending June 30, 2001 are not necessarily indicative of results which will be obtained for the year ending December 31, 2001.

Statement of Operations Data:
Year Ended December 31,						Six Months Ended June 30,
	1996	1997	1998	1999	2000	2000	2001
						(unaudited)
Revenues	$1,019,600	$894,900	$137,800	$137,400	$794,500	$633,800	$97,100
Operating expenses:
Cost of products and components	514,100	357,500	336,300	90,500	308,600	96,400	24,100
Research and development	331,900	343,200	903,500	1,047,400	1,241,900	608,600	602,600
Sales and marketing	526,800	297,000	113,100	113,200	1,182,100	484,600	511,000
General and administrative	1,605,200	1,353,100	1,699,400	2,619,800	2,306,500	930,000	892,000
Total operating expenses	2,978,000	2,350,800	3,052,300	3,870,900	5,039,100	2,119,600	2,029,700
Loss from operations	(1,958,400)	(1,455,900)	(2,914,500)	(3,733,500)	(4,244,600)	(1,485,800)	(1,932,600)
Interest income (expense)	(578,700)	(755,300)	(210,000)	95,300	(298,900)	13,400	60,600
Taxes and other	7,300	11,500	(21,300)	20,600	(7,700)	(900)	(1,300)
Net loss	$(2,529,800)	$(2,199,700)	$(3,145,800)	$(3,617,600)	$(4,551,200)	$(1,473,300)	$(1,873,300)
Basic and diluted net loss per common share	$(.22)	$(.19)	$(.19)	$(.20)	$(.25)	$(.08)	$(.09)
Basic and diluted weighted Average Common Stock Outstanding	11,486,000	11,486,000	16,701,583	17,791,630	18,483,179	17,709,000	20,345,924

Balance Sheet Data:
	December 31,					June 30, 2001 (unaudited)
	1996	1997	1998	1999	2000
Cash and cash equivalents	$58,000	$169,100	$3,047,100	$917,400	$3,904,500	$2,148,600
Working capital (deficit)	(5,773,200)	(9,693,400)	1,924,200	574,100	3,641,500	1,879,400
Total assets	545,500	1,151,800	3,760,700	1,570,900	4,260,500	2,479,100
Long-term obligations	2,015,900	0	0	0	0	0
Total stockholders' equity (deficit)	(5,677,800)	(9,407,800)	2,268,600	841,500	3,865,200	2,102,000

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

           We are a developer and marketer of software products based on our patented technology that, through its unique combination of compression, encoding and error correction processes, transforms any data format ranging from text, graphic, audio or video from a binary file into INTACTA.CODE, which is language transparent and platform independent. We believe that our technology provides solutions and applications that enable enterprises to bridge their communications and management information systems across digital and non-digital media, by providing the secure bi-directional transmission and subsequent recovery and storage of data.

           We were organized in October 1997 to acquire two companies that marketed and developed two related facsimile storage and retrieval products that incorporated an early version of our technology. Development and production of the facsimile products were performed in Israel by Intacta Labs Ltd., and marketing and distribution were performed in the United States by Intacta Delaware, Inc. We acquired the companies in May 1998 in exchange for approximately 70% of our outstanding capital stock immediately after the acquisition. The acquisition was treated, for accounting purposes, as a reverse acquisition. The references to "we" and "us" in this prospectus refer to the operation of the entities we acquired both before and after the acquisition.

           During 1997 and part of 1998 we derived substantially all of our revenues from the sale of facsimile-based products. Beginning in the latter part of 1997 and continuing into 1998 we began to wind down our production and active marketing of the facsimile-based products due to reduced profit margins and our anticipation of further deterioration of profit margins from increased competition and costs of marketing these products to the retail market. At that time, we initiated research and development of advanced products and software applications based on our technology. We also began, on a very limited basis, licensing our technology for integration with applications and solutions to end-users. As a result, our revenues declined substantially from $894,900 for 1997 to $137,800 and $137,400 for each of 1998 and 1999, respectively, and our research and development expenses increased substantially from $343,200 in 1997 to $903,500 in 1998 and $1,047,400 in 1999.

           In the middle of 1999, due to competitive pressures and our re-evaluation of our business model and revenue/cost projections, we determined, except with respect to certain of the advanced products that were at or near completion of development, to forego further development of these products which were based upon our technology and to focus on direct marketing of the technology for licensing to large enterprises and third party solution providers. Our limited financial and other marketing resources, however, prevented us from engaging in a full-scale marketing campaign for the advanced products that were at or nearing completion.

           Through the second quarter of 2000, primarily as a result of the limited financial resources and personnel available for marketing activities, we made limited progress in establishing licensing arrangements for our technology. The majority of our revenues during this time were generated primarily from a consulting arrangement and the sale of discontinued hardware products. Beginning in the second quarter of fiscal 2000, as a result of increased resources and a shift of personnel to marketing activities, we entered into two licensing arrangements with third party enterprises for our technology. For the year ended December 31, 2000, licensing revenues accounted for approximately 12% of our revenues.

           In March 2001, we launched a suite of INTACTA.CODE Software Development Kits, or SDK's, making our technology available to software developers for integration into both existing and new applications requiring features that provide for the secure transmission and storage of compressed data across various platforms and operating devices. We anticipate that the licensing of SDK's to software developers will create an additional revenue stream to our technology licensing arrangements with large enterprises and third-party solution providers, independent software vendors and original equipment manufacturers. While the marketing of our SDK products generated increased activity to our web site and initiated downloads of the Trial SDK, there has not yet been any revenue impact to Intacta from this product line. In addition, by the end of the third quarter, we intend to launch a suite of software products targeted to the health-care industry addressing new privacy regulations under the Health Insurance Portability and Accountability Act of 1996, also known as HIPAA.

           Our independent auditors have included an explanatory paragraph in their report on our financial statements for each of the three years in the period ended December 31, 2000, stating that recurring losses from operations and an accumulated deficit at December 31, 2000 of $22,222,400 raise substantial doubt our ability to continue as a going concern. The accumulated deficit as of June 30, 2001 was $24,095,700.

Results of Operations

Six months ended June 30, 2001 as compared to the six months ended June 30, 2000

           Revenues. Revenues decreased by $536,700 or 84.7% to $97,100 for the six months ended June 30, 2001, from $633,800 for the six months ended June 30, 2000. This decrease was primarily attributable to (i) the lack of consulting revenues as compared to the prior comparable period, and (ii) more limited sales of products and components from the discontinued facsimile-based business as compared to the prior comparable period.

           Cost of products and components. Cost of products and components was $24,100 for the six months ended June 30, 2001 representing a decrease of $72,300, or 75.0%, compared to $96,400 of such costs for the six months ended June 30, 2000. The decrease in such costs was primarily attributable to the corresponding reduction in sales of discontinued products and components.

           Research and development expenses. Research and development expenses decreased by $6,000 or 1.0% to $602,600 for the six months ended June 30, 2001, from $608,600 for the six months ended June 30, 2000. The decrease was attributable to a decrease in non-cash charges to $94,600 for the first half of fiscal 2001 from $180,800 for the first half of fiscal 2000, to account for options previously granted below fair market value as compensation to employees and consultants. The foregoing decrease was partially offset by an increase in expenses resulting from personnel and related office and other support facility costs related to research and development in our Atlanta headquarters.

           Sales and marketing expenses. Sales and marketing expenses increased by $26,400 or 5.4%, to $511,000 for the six months ended June 30, 2001, from $484,600 for the six months ended June 30, 2000. The increase in sales and marketing expenses was primarily attributable to (i) increased salaries and related costs resulting from the hiring of additional personnel in connection with our focus on marketing the INTACTA.CODE technology, and (ii) costs for the development of marketing materials and related market research. The foregoing increase in expenses was partially offset by the reduction in non-cash charges to $4,000 for the first half of fiscal 2001 from $52,100 for the first half of fiscal 2000, to account for options previously granted below fair market value as compensation to employees and consultants.

           General and administrative expenses. General and administrative expenses decreased by $38,000 or 4.1% to $892,000 for the six months ended June 30, 2001, from $930,000 for the six months ended June 30, 2000. This decrease was attributable to the reduction of non-cash stock option charges to $11,600 for the first half of fiscal 2001 from $391,000 for the first half of fiscal 2000. The foregoing decrease in expenses was partially offset by (i) additional salaries and costs related to an increased administrative staff, and (ii) third party consulting and professional fees in connection with business strategy development and management and operation of our business.

           Interest income, net. Net interest income was $67,900 for the six months ended June 30, 2001 compared to $13,400 of net interest income for the six months ended June 30, 2000, an increase of $54,500. The increase was primarily the result of earnings on funds received from our private placement in October 2000.

           Net loss. As a result, net loss increased by $400,000 or 27.1 % to $1,873,300, or $(0.09) per share, for the six months ended June 30, 2001, as compared to a net loss of $1,473,300, or $(0.08) per share, for the six months ended June 30, 2000.

Year Ended December 31, 2000 compared to Year Ended December 31, 1999

           Revenues. Our revenues increased by $657,100 or 478.2% to $794,500 for the year ended December 31, 2000, from $137,400 for the year ended December 31, 1999. This increase was primarily attributable to (i) consulting fees earned in our second quarter relating to custom programming, and (ii) sales of products and components, primarily software development test platforms and surplus memory chip inventory.

           Cost of products and components. Cost of products and components was $308,600 for the year ended December 31, 2000, an increase of $218,100 or 241.0% compared to $90,500 of such costs for the year ended December 31, 1999. The increase in such costs is attributable to (i) purchase costs of components consumed in the manufacture of test platforms sold, (ii) sales of surplus non-proprietary computer processing chips held in inventory and sold in the first quarter of 2000, and (iii) a write-off of obsolete inventory related to discontinued hardware technology.

           Research and development expenses. Research and development expenses increased by $194,500 or 18.6% to $1,241,900 for the year ended December 31, 2000, from $1,047,400 for the year ended December 31, 1999. The increase was attributable to (i) an increase in material costs consumed in operations as well as an increase in personnel and related office and other support facility costs related to research and development, and (ii), an increase in non-cash charges to $361,600 for fiscal 2000 from $222,400 for 1999 to account for options previously granted below fair market value as compensation to employees and consultants.

           Sales and marketing expenses. Sales and marketing expenses increased by $1,068,900 or 944.3% to $1,182,100 for the year ended December 31, 2000, from $113,200 for the year ended December 31, 1999. The increase in sales and marketing expenses was primarily attributable to (i) increased salaries and related costs resulting from the hiring of new personnel in connection with our decision to renew the focus on marketing our Intacta technology, (ii) costs for the development of marketing materials and related market research, and (iii) a non-cash charge of $69,600 for fiscal 2000 to account for options previously granted below fair-market value as compensation to certain employees and consultants. No similar charge was required for fiscal 1999.

           General and administrative expenses. General and administrative expenses decreased by $313,300 or $12.0% to $2,306,500 for the year ended December 31, 2000, from $2,619,800 for the year ended December 31, 1999. The decrease in general and administrative expenses was attributable to the reduction of the non-cash stock option charge to $571,500 for fiscal 2000 from $1,016,000 for fiscal 1999, partially offset by administrative costs associated with our bridge loan financing and private placement during 2000.

           Interest income (expense), net. Net interest expense was $(298,900) for the year ended December 31, 2000 compared to $95,300 of net interest income for the year ended December 31, 1999, primarily as a result of the short-term debt incurred in the second and third quarters of 2000 in connection with our bridge financing.

           Net loss. As a result, our net loss increased by $933,600 or 25.8 % to $4,551,200, or $(0.25) per share, for the year ended December 31, 2000, as compared to a net loss of $3,617,600, or $(0.20) per share, for the year ended December 31, 1999.

Year Ended December 31, 1999 compared to Year Ended December 31, 1998

           Revenues. Our revenues were relatively unchanged at $137,400 for the year ended December 31, 1999, compared to $137,800 for the year ended December 31, 1998. Sales of products and components decreased by 28.3% to $64,000 for the year ended December 31, 1999 compared to $89,300 for the year ended December 31, 1998. The decrease in product and component sales was primarily attributable to our discontinuing sales and marketing efforts of our two facsimile based products in the early part of fiscal 1998. This reduction was partially offset by sales of excess non-proprietary computer processing chips from our inventory. Revenues from licensing arrangements, however, increased by 51.3% to $73,400 for the year ended December 31, 1999, compared to $48,500 for the year ended December 31, 1998. This increase was attributable to increased royalties from a licensing arrangement with a software developer for our technology.

           Cost of products and components. Cost of products and components decreased by $245,800 or 73.1% to $90,500 for the year ended December 31, 1999, compared to $336,300 for the year ended December 31, 1998. This decrease was primarily attributable to reduced product costs and certain inventory write-offs resulting from our discontinuing sales of our facsimile based products in 1998.

           Research and development expenses. Research and development expenses increased by $143,900 or 15.9% to $1,047,400 for the year ended December 31, 1999, compared to $903,500 for the year ended December 31, 1998. The increase in expenses was primarily attributable to an increase in non-cash charges to $222,400 for fiscal 1999 from $129,700 for fiscal 1998 to account for options previously granted below fair market value as compensation to employees and consultants.

           Sales and marketing expenses. Sales and marketing expenses remained nearly unchanged at $113,200 for the year ended December 31, 1999, compared to $113,100 for the year ended December 31, 1998. We had substantially reduced our sales and marketing staff in early 1998 in connection with our discontinuing sales of our facsimile based products and our focusing on development of new product applications for our technology. The majority of our sales and marketing costs for each of 1999 and 1998 were from third party design and marketing companies we retained to assist us in developing our business strategy and launching new products.

           General and administrative expenses. General and administrative expenses increased by $920,400 or 54.2% to $2,619,800 for the year ended December 31, 1999, compared to $1,699,400 for the year ended December 31, 1998. This increase was attributable to (i) additional salaries and costs related to an increased administrative staff; (ii) third party consulting and professional fees in connection with business strategy development and management and operation of our business; and (iii) an increase in non-cash charges to $1,016,000 for fiscal 1999 from $632,100 for fiscal 1998 to account for options previously granted below fair-market value as compensation to several employees.

           Interest income (expense), net. We had net interest income of $95,300 for the year ended December 31, 1999 primarily from interest on funds received in connection with a private placement of our securities in December 1998. We had net interest expense of $(210,000) for the year ended December 31, 1998, primarily from advances from the parent company of the subsidiaries we acquired in May 1998, which advances were extinguished prior to our acquisition of these subsidiaries in May 1998.

           Net loss. As a result, our net loss increased by 15.0% to $3,617,600 or $(0.20) per share for the year ended December 31, 1999, compared to a net loss of $3,145,800 or $(0.19) per share for the year ended December 31, 1998.

Liquidity and Capital Resources

           Since inception, we have financed our capital requirements primarily through the private sale of our capital stock to various parties and from non-interest-bearing loans from Valor Invest Limited, an affiliate of our Chairman of the Board, a portion of which was subsequently converted into equity, and from cash acquired in connection with the acquisition of our subsidiaries.

           At June 30, 2001 we had $2,148,600 in cash and cash equivalents principally as a result of our private placement in October 2000 in which we received net proceeds of approximately $3,522,000. At June 30, 2001, we had working capital of $1,879,400 as compared to working capital of $3,641,500 at December 31, 2000.

           Cash used in operating activities for the six months ended June 30, 2001 was $1,715,000, primarily consisting of our net loss and an increase of $47,100 in other current assets and partially offset by $110,000 of non-cash compensation expense and a decrease in accounts receivable of $56,600. Cash used in investing activities was $40,900. As a result, we had a net decrease of $1,755,900 in cash and cash equivalents during the six months ended June 30, 2001.

           Cash used in operating activities for the six months ended June 30, 2000 was $963,400, primarily consisting of our net loss and a decrease in accounts payable and accrued expenses of an aggregate of $254,500; which was partially offset by $624,200 of non-cash compensation expense and a decrease in inventory of $53,200. Cash used in investing activities was $29,700. Cash provided by financing activities was $2,802,100, representing the proceeds from our bridge financing in May and June 2000 and the net of non-interest bearing loans from Valor. As a result, we had a net increase in cash and cash equivalents of $1,809,000 during the six months ended June 30, 2000.

           Cash used in operating activities for the year ended December 31, 2000 was $3,158,600, primarily consisting of our net loss and a decrease of $411,000 in accounts payable, partially offset by $1,002,700 of non-cash compensation expense, and the interest accretion of common stock warrants related to our bridge financing of $276,200, and the write-off of obsolete inventory related to facsimile-based products of $222,900. Cash used in investing activities was $61,300. Cash provided by financing activities was $6,207,000 primarily as a result of net proceeds received in our Bridge Financing in May and June 2000 and our Private Placement in October 2000. As a result, we had a net increase of $2,987,100 in cash and cash equivalents during the year ended December 31, 2000.

           Cash used in operating activities for the year ended December 31, 1999 was $1,816,000, primarily consisting of our net loss, which was partially offset by $1,238,400 of non-cash compensation expense and an increase of approximately $468,800 in accounts payable. Cash used in investing activities was $33,800 and cash used in financing activities was $279,900. As a result, we had a net decrease in cash and cash equivalents of $2,129,700 during the year ended December 31, 1999.

           Cash used in operating activities for the year ended December 31, 1998 was $2,324,700 primarily consisting of our net loss, which was partially offset by non-cash compensation expense of $668,800 and as a result of the write-off of inventory and other assets related to our discontinuing sales of our facsimile-based products of $289,100. Cash provided by investing activities was $1,224,800 resulting from cash acquired in connection with the acquisition of our subsidiaries in May 1998. Cash provided by financing activities was $3,977,900 primarily as a result of net proceeds received in our private placement of securities in December 1998. As a result, we had a net increase of $2,878,000 in cash and cash equivalents during the year ended December 31, 1998.

           In April and May 1998, we sold, in two private placements, an aggregate of 150,000 shares of our Common Stock at a price of $3.00 per share, for aggregate gross proceeds of $450,000.

           In December 1998, we sold, in a private placement, 1,000,000 shares of our Common Stock at a price per share of $4.00 for gross proceeds of $4,000,000.

           From December 1997 through December 31, 1998, Valor made several non-interest-bearing loans to us in the aggregate amount of $2,172,000. During the first six months of 1999, we repaid $1,131,000 of these loans. In June 1999, $952,000 of such loans was converted into 238,000 shares of our common stock at the rate of $4.00 per share. At December 31, 1999, a balance of $89,000 of loans from Valor remained outstanding.

           During the first half of 2000, Valor made an additional $704,500 of non-interest-bearing loans to us, of which $312,000 was subsequently repaid. In May 2000, Valor converted $250,000 of the unpaid balance of these loans into 2.5 units identical to the units offered by us in our bridge financing described immediately below. Valor also agreed to subordinate the balance of such loans to our repayment of the bridge notes issued in our bridge financing. As discussed below, Valor converted the principal amount of the notes included in the units it acquired in May 2000 as well as a substantial portion of its subordinated loans into units offered in our October 2000 private placement.

           In May and June 2000, we completed a bridge financing, in which we issued 25 units, each unit consisting of a $100,000 principal amount bridge note and bridge warrants to purchase 25,000 shares of common stock at an exercise price of $3.50 per share, for aggregate gross proceeds of $2,500,000.

           In October 2000, we completed a private placement in which we issued an aggregate of 2,333,310 units consisting of one share of our common stock and one warrant to purchase one share of our common stock at an exercise price of $3.50, for aggregate gross proceeds of $7,000,000. Approximately $2,267,000 of the gross proceeds received in the private placement represented the conversion of the principal and accrued interest of a majority of the outstanding bridge notes into units in the private placement. A portion of the proceeds of the private placement was used to repay the principal and accrued interest on the balance of outstanding bridge notes not converted into units in the private placement. After deduction of cash commissions and related expenses as well as the conversion of the bridge notes, we received approximately $3,522,000 in net proceeds from the private placement. In connection with the private placement, Valor converted the principal amount of its notes into units in the private placement. Valor also converted a substantial portion of its outstanding subordinated loans into units in the private placement.

           Our capital requirements continue to be significant and we are not currently generating sufficient revenues from our operations to fund our operating activities. We have incurred losses to date resulting in an accumulated deficit as of June 30, 2001 of $24,095,700 and we anticipate incurring continuing losses in the future as we expand the development and marketing of our software products and technology. Based upon current estimates, management believes that cash and cash equivalents will be sufficient to fund our operating activities and capital requirements through our first quarter of 2002. Unanticipated changes in economic conditions or other unforeseen circumstances may cause us to expend our cash and cash equivalents in a shorter period of time.

           As a result of the above, our continuation as a going concern is substantially dependent upon our ability to obtain additional financing that will be required to fund research and development and marketing of our new products as well as to fund our current operating activities. If significant revenues materialize and adequate financing is obtained, we anticipate viability for the year 2001 and beyond, though there can be no assurance that we will be successful in these efforts. At this time we do not have any current arrangements with respect to other potential sources of additional financing and cannot assure you that additional financing will be available to us on commercially reasonable terms or at all.

Inflation

           We do not believe that inflation has had a material impact on revenues or expenses during our last three fiscal years.

Impact of Recently Issued Accounting Standards

           In June 2001, the Financial Accounting Standards Board finalized issued Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations and No. 142, Goodwill and Other Intangible Assets. SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that companies recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that companies reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

           SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that companies identify reporting units for the purpose of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires companies to complete a transitional goodwill impairment test six months from the date of adoption. Companies are also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. The adoption of SFAS No. 141 and SFAS No. 142 is not expected to have a material effect on Intacta's financial position, results of operations and cash flows in 2002 and subsequent years.

           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 137 delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, Amendment of SFAS No. 133, liberalized the application of SFAS No. 133 in a number of areas. The adoption of SFAS No. 133 did not have a material impact on our consolidated financial position or results of operations.

           The Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25 which became effective on July 1, 2000. Interpretation No. 44 clarifies (a) the definition of employee for purposes of applying Opinion No. 25, (b) the criteria for determining whether a stock compensation plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. Adoption of the provisions of Interpretation No. 44 did not have a significant impact on Intacta's financial statements.

           We believe that we are in compliance with Staff Accounting Bulletin No. 101, Revenue Recognition, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the Securities and Exchange Commission.

BUSINESS

Overview

           We are a developer and marketer of software products based on our patented technology that, through its unique combination of compression, encoding and error correction processes, transforms any data format ranging from text, graphic, audio or video from a binary file into INTACTA.CODE, which is language transparent and platform independent. We believe that our technology provides solutions and applications that enable enterprises to bridge their communications and management information systems across digital and non-digital media, by providing the secure bi-directional transmission and subsequent recovery and storage of data.

Industry

           Today's computer-based business environment has accelerated the transition from the historical paper-based business model to a digital model, allowing enterprises to manage, authenticate, archive and transmit data electronically. Enterprises are beginning to recognize the range of applications and cost savings associated with implementing digital communications and information management systems.

           Despite the transition of business and consumers to a computer-based environment, paper-based documentation continues to grow. According to Jeffries and Company Inc., the average amount of paper generated by corporations continues to grow at 25% annually. Moreover, the Journal of Accounting estimates that the costs to businesses for the distribution, storage and processing of paper-based documents is approximately $100 billion annually. Few existing applications enable enterprises to maintain data accurately and securely in either digital or paper format. Moreover, difficulties in exchanging data between digital and paper formats are leading enterprises to seek solutions that would allow them to more effectively and efficiently manage the production, distribution and storage of data.

           In addition, the increasingly widespread use of mobile and wireless communications, including the Internet, enables enterprises to collaborate, interact, access information and conduct business transactions on a broadened basis. The market for wireless communication services is rapidly growing. U.S. Bancorp Piper Jaffray estimates that the wireless data application segment of this industry is expected to grow to $54 billion in revenues by 2004. According to the Yankee Group, the "corporate extension" segment of the wireless communication market is expected to account for approximately 30% of the total market share of the wireless data application industry by 2003. New mobile computing devices such as personal digital assistants, including Palm OS and Windows CE based handheld devices, Internet appliances, and smart phones extend traditional enterprise tiers for maintaining and communicating data from centrally located mainframe computers and servers to remote devices via wireless systems. However, extending intra-enterprise applications utilizing wireless technologies increases network complexity and exposes enterprises to potential loss of or unauthorized access to confidential or sensitive information. Consequently, enterprises are expected to become increasingly reliant on cross platform solutions and applications that enable them to manage and distribute information in a cost-effective, secure manner over wireless networks to any mobile or wireless device.

           Software application developers are currently in the process of developing a broad range of horizontal software applications within the enterprise mobile computing framework, including:

  database applications which provide software solutions for data and content on an enterprise's server database;

  client/server applications which provide software solutions for mobile computing applications with mobile computing devices; and

  Intranet/Internet and e-commerce applications that provide software solutions requiring secure data transmissions.

           We believe that the flexibility and scalability of our technology provides the building blocks for creating a range of solutions to address enterprise communication and information management problems in the digital environment.

Products

           We currently have available on our website an application of our technology called INTACTA.CODE Reader that users can access to decode INTACTA.CODE utilized in our marketing materials. This application was used in connection with the 2001 United States Presidential Inauguration Program and Guide Books and has been pre-installed by one of our customers on 1,000,000 personal computers. See this section below under the sub-heading "Existing Customers."

  INTACTA.CODE Reader is capable of decoding color images, text and hyperlinks in HTML format, stored in INTACTA.CODE in either digital or non-digital formats. The software application is offered free of charge as a marketing tool to expand recognition of our products.

           In March 2001, we released a suite of software products called INTACTA.CODE Software Developer Kits, or SDK's, which are designed to provide rapid integration of our technology into existing legacy enterprise systems as well as assist application developers in creating or extending software and firmware solutions requiring the secure compression of data for management and transmission across any medium regardless of platform, device or location.

           These software products may be downloaded from our website and certain other participating websites that have entered into exclusive arrangements with us to provide for the online purchase and distribution of our products. Other than with respect to the Trial Version product, which is a sample product available at no charge, our SDK products are only downloadable pursuant to a licensing fee paid prior to downloading, at prices ranging from $500 for the Developer's Edition to $25,000 for the Enterprise Edition. In addition, our SDK products are also subject to a royalty payment to the extent that the application developer or other end-user modifies the SDK product for further distribution. These royalty fees will be negotiated on a per contract basis, based upon transaction usage measurements such as amount of data processed, amount of transactions processed and the number of installed licenses or sites utilizing our software. Support for these software products is also provided from our website.

  INTACTA.CODE SDK Trial Version is currently only available for Windows platforms and allows application developers to experience the INTACTA.CODE process by facilitating testing, benchmarking and prototyping of 1 kilobyte data files for encoding and decoding. This SDK is free of charge and is used as a promotional tool to educate software application developers with respect to the benefits of our technology.

  INTACTA.CODE SDK Developer's Edition is supportable on platforms such as Windows 9x, 2000 and NT, Windows CE, Palm OS and MAC and allows application developers to integrate the INTACTA.CODE encoding and compression engines to process data files.

  INTACTA.CODE SDK Enterprise Edition is a custom development services package, geared directly to the enterprise, designed to provide custom access to INTACTA.CODE encoding and decoding engines. This software supports data and image read and write capabilities using comparison, authentication and encryption in digital or print media. Digital form includes support for all platforms, unlimited data size and custom encryption.

           In addition, we are in the process of developing an INTACTA.CODE micro browser SDK product, which we anticipate making available for commercial distribution on our website and certain participating websites for download by the end of 2001. We anticipate that this SDK product will be capable of encoding and decoding color images, text and hyperlinks, in HTML format, stored as INTACTA.CODE to facilitate access to applications on mobile computing devices.

           We believe that the marketing of our INTACTA.CODE SDK's will enable us to:

  generate a low maintenance revenue stream;

  introduce our technology into the marketplace for enterprise-based applications solutions;

  create a reference base of SDK enabled applications and solutions for further promotion and marketing; and,

  create a reference base of application developers that have utilized our SDKs for further end-user feedback and assistance with large custom integration projects.

           By the end of September 2001, we anticipate releasing two software application products based on our INTACTA.CODE technology that are designed to ensure the privacy of patient information by providing solutions for the secure transmission of data as required by the new health-care information security regulations under HIPAA. These products are:

  INTACTA Express - Healthcare Edition, a Windows application that integrates with Microsoft Office™ software, provides secure faxing and email and supports scanning of existing paper-based information, all with detailed audit reporting.

  INTACTA Bridgeway - Healthcare Edition, a client/server communications solution that can be used to maintain the privacy and security of confidential patient information among physician practices, hospitals, third-party payors and administrative clearing houses. This software supports existing fax servers and email systems such as Microsoft Outlook™ and Symantec's WinFax PRO™, automatically converts any external file type into INTACTA.CODE and supports back-end open database communication conduits and custom-developed application program interfaces, or API's, via INTACTA.CODE SDK products. It also includes built in and configurable archive and auditing tools.

INTACTA.CODE Technology

           Our patented technology involves two processes; compression and encoding. A compression engine utilizing binary compression technology compresses binary files comprised of text, graphics, audio, or video. An encoding engine encodes the compressed file into a two-dimensional graphical grid, which we call INTACTA.CODE.

           The encoding engine simultaneously embeds a proprietary error correction algorithm in the INTACTA.CODE to aid in the accurate recovery of the content and format of the original digital file, as well as security features to protect against unauthorized access or use of the INTACTA.CODE. The resulting INTACTA.CODE is a secure, damage resistant graphical representation of the original digital file, which may be maintained or transmitted in digital format or transferred to paper format for storage and/or facsimile transmission. The key features of our technology are:

  Compression. The compression capability of our technology decreases the amount of bandwidth required to transmit data, and the amount of space required to store data. The recipient of a compressed and encoded file may then restore the data to its original format for further review and/or editing.

  Security. The security features of our technology enable users to protect information contained within INTACTA.CODE. The security features include the ability to restrict access to particular users only, and the ability to verity the sender and content of an INTACTA.CODE file containing sensitive information. Protection can also be layered so that a reader would require a separate and distinct password to access successive layers of information.

  Error Correction. Our technology offers a robust error correction process, which maintains the integrity of the content and format of the original compressed data in the event of degradation to the medium over which the data is being transmitted. The user can choose the level of error correction required depending on the reliability of the medium being used to transmit or store the data.

  Transmission and Restoration of Data In Any Form. Our technology enables the encoding and transmission of data from any form, including paper based or digital forms, and across diverse operating platforms, such as PDA's and other mobile computing devices, personal computers, mainframes, servers and databases. With our technology, the recipient of the transmission can decode the data without further manipulation, translation or reconfiguration of the content or format.

           Benefits Provided by INTACTA.CODE Technology

           We believe that our technology provides the following benefits with respect to secure and accurate digital communications and comprehensive information management:

  improved performance of wireless communications and utility of mobile computing devices and software such as personal digital assistants, notebook and palm-size computers and smart cellular phones by enhancing their ability to receive, store and transmit data;

  protection of sensitive business documents from unauthorized access or use through security features, including encoding, authentication and registration;

  enhanced hardware products and software applications of an enterprise's existing communication and information management systems at a cost that is much less than a conversion to a new system but with similar functionality; and, reduction of bandwidth required for storage and transmission of data allowing enterprises to transmit the information in a faster, more cost-effective manner, and required less space in both digital and paper-based media for the storage and archiving of documents.

Strategy

           Our strategy is to market our software products and technology directly to software application developers and large enterprises, as well as through strategic relationships with third party solution providers and distributors, independent software vendors and original equipment manufacturers with established distribution channels and with reputations for marketing or integrating value added technology such as ours. In order to implement our strategy, we intend to:

  establish the value of our software products and technology with software developers for integration in various enterprise based horizontal applications such as mobile computing, Intranet/Internet and e-commerce, customer relationship management and supply chain management.

  identify vertical markets such as publishing, healthcare, telecommunications and financial services which require applications incorporating our software products and technology or for which our technology may be adapted or enhanced;

  establish strategic relationships with third party solution providers; and

  customize our technology as stand-alone modules or for incorporation into hardware or software applications to provide solutions for large enterprises.

           Software developers. Worldwide there are millions of software application developers categorized by "developer communities" that develop application software for operating systems such as Microsoft Windows and Windows CE, Palm OS, UNIX, Macintosh and JAVA. Our INTACTA.CODE SDK products are targeted at developers within these communities. In order to more effectively reach these developers we have developed e-marketing and e-commerce capabilities for our website to advertise, promote, launch and sell our SDK's and related technology.

           Third Party Solution Providers. Third party solution providers such as application service providers and systems integrators as well as independent software vendors and original equipment manufacturers have the ability to integrate value-added technology such as ours. Through strategic relationships with these entities, we intend to directly market and distribute or bundle our technology as a value added service with other software or hardware products to be sold or licensed to end-users.

           Large Enterprises. A number of large enterprises rely upon internal resources for systems integration and product development with respect to information management and communications. We intend to market our software products and technology as an enhancement to an enterprise's legacy hardware and software products by more efficient means than conversion to a new system.

Marketing

           Our marketing efforts are directed at promoting our software products and technology, creating market awareness and generating leads through print and website advertising campaigns and promotional activities at industry trade shows, events and conferences. Our target markets for marketing and promoting our software products and technology are:

           Mobile Computing

           A key component of our marketing plan is to establish key industry alliances and aggressively market our software products and technology, as solutions for wireless communications and e-commerce in the area of mobile computing. Mobile computing enables enterprises, application service providers and Internet service providers to effectively and efficiently distribute data to and from any mobile computing device, such as personal digital assistants (PDA's), laptop computers, and smart phones, in any location. According to Forester Research, the number of mobile computing device users is expected to rise to 35% within the next year. International Data Corp., a market research company, (i) predicts that by the end of 2002, virtually all wireless phones, the most popular mobile access devices, will be pre-loaded with mini browsers and will be Internet-enabled, (ii) expects 18.9 million mobile computing devices to be shipped worldwide in 2003 and (iii) expects annual sales of Internet-ready wireless phones to surpass $1 billion by 2004.

           We believe that the following characteristics of our technology make it an important component in developing applications for this market:

  the ability to unify paper and digital environments across any medium;

  the compression and security features are ideal for securing data on wireless devices; and

  the technology's flexibility and scalability is well suited for the global enterprise.

           Security Software

           The security software industry is highly fragmented and rapidly evolving, marked by a substantial number of companies developing core competencies in their chosen security segments and start-up and small niche companies seeking to introduce advanced security products. International Data Corp. predicts that by 2003, revenues generated by the software security industry will approach approximately $8.3 billion. We believe that the security features of our technology make it attractive for enhancing existing security products or for integrating with advanced products in development.

           Media and Publishing

           As a result of technological advances related to the Internet, advertising considerations, globalized communications and information sources and changing consumer preferences, newspapers and magazines today face the need to implement structural changes in content and format.

           We believe that our technology is uniquely positioned to capture significant market share and revenue in this market because of its ability to bridge online content with the print medium. We believe that our technology can enable newspapers and magazines to:

  transmit data and information from remote sources in a secure, accurate and efficient manner, improving timeliness of reporting and reducing operating costs;

  integrate with the Internet through the seamless conversion of data, using INTACTA.CODE, between digital and paper format; and

  enhance marketing capabilities for advertisers through the ability to print, in INTACTA.CODE, audio, graphics, text and video data to supplement traditional printed advertisements.

           Yomiuri Shimbun, a Japanese newspaper with one of the largest daily circulations in the world, is the first newspaper to utilize applications incorporating our technology. As a result, we have received a number of inquiries worldwide with respect to additional opportunities in this market. See this section below under the sub-heading "Existing Customers."

Strategic Relationships

           We have established non-financial relationships with several solution providers and software developers in an effort to increase awareness of our technology. While these relationships do not generate revenues at this time, management believes that they are critical in establishing recognition of our technology. These relationships include:

  IBM Corporation. We are an active member in IBM's PartnerWorld for Developers, which is a marketing and enablement program designed to create new market opportunities and provide e-business solutions encompassing the entire portfolio of IBM products and technologies. The purpose of the relationship is to enable the sharing of information with respect to the development of advanced technologies.

  Compaq Computer Corporation. We are members of Compaq Solutions Alliance, a worldwide partnering program for independent software vendors, consultants, systems integrators and service providers to develop applications for all Compaq platforms. Our technology is made available to the extent applications utilizing our technology are being developed. As part of this arrangement we have secure remote access to a variety of Compaq systems and to Compaq's solutions development centers.

  Microsoft Corporation. We are a certified Microsoft developer under the Microsoft Solution Provider program that allows independent companies to team with Microsoft to solve business challenges for organizations of all sizes. As a certified developer we can be called upon to provide software solutions on Microsoft operating systems such as Windows NT and Windows CE.

  EnPartner, LLC. In December 2000, we entered into a partnership with EnPartner, an e-services company of Primus Software Corporation, whereby EnPartner may utilize our technology for building applications and solutions for integration into e-commerce and mobile computing solutions for Fortune 1000 Companies.

  Secureworks, Inc. In February 2001, we entered into a joint development alliance with Secureworks, Inc., to combine our technology with Secureworks' SEAL technology to develop a solution for enabling safe and reliable data transmission for mobile computing devices across a range of applications.

Licensing

           Software Products

           In March 2001, we released a suite of software products called INTACTA.CODE Software Developer Kits, or SDKs, which are designed to provide rapid integration of our technology into existing legacy enterprise systems as well as assist application developers in creating or extending software and firmware solutions requiring the secure compression of data for management and transmission across any medium regardless of platform, device or location.

           Our INTACTA.CODE SDK Developer's and Enterprise Editions are marketed to application developers and large enterprises for an initial licensing fee together with royalty fees in the event of subsequent modification for further distribution, which royalty fees will be negotiated on a per contract basis, based upon transaction usage measurements.

           Our INTACTA Express - Healthcare Edition and INTACTA Bridgeway - Healthcare Edition products designed for secure transmission of patient information in the health-care industry, which we anticipate releasing for commercial use by the end of September 2001, will be marketed to end-users for a one-time licensing fee, with additional fees for subsequent upgrades and enhancements.

           Technology

           During 2000, we entered into licensing arrangements for our technology with two large enterprises, enabling such enterprises to further license or utilize the compression and security features of our technology in their communications and information management operations.

           Our goal is to enter into additional licensing agreements for our technology with large enterprises that utilize internal resources for systems integration and development, and with third party solution providers such as application service providers, independent software vendors and original equipment manufacturers that can market our technology as a module or incorporate or embed our technology into hardware and/or software applications for sale to end users. We anticipate our licensing arrangements will include an up-front payment by the enterprise or solution provider for configuration and installation services, as well as continuing license fees, which would entitle the customer to software, updates.

Existing Customers

           In July 1999, we entered into a non-exclusive license agreement with DataLode Inc. to license a software product based upon INTACTA.CODE. DataLode provides warranty registration services to Hewlett Packard and others for products in Europe and North America and utilizes our product to eliminate manual data entry and the need for optical character recognition. This is anticipated to significantly lower DataLode's cost, assure 100% data accuracy and increase the overall efficiency of its operations. We began to generate revenues from this agreement in the fourth quarter of 2000.

           In April 2000, we entered into an agreement with Systems Nakashima Co., Ltd. pursuant to which we have granted Fujitsu Limited a non-exclusive right to license our technology to a certain number of newspapers in Japan. Fujitsu Limited is, among other things, a developer of advanced technologies for electronics and telecommunications and is one of the largest providers of electronic equipment to the print industry in Japan. Fujitsu licenses applications incorporating INTACTA.CODE to Yomiuri Shimbun, a daily newspaper published in Japan with one of the largest daily circulations in the world, which will allow its readers to receive multimedia content as part of their paper. We recognized consulting revenues from this agreement in the second quarter of 2000, which accounted for 46% of our revenues for fiscal 2000.

           Beginning in December 2000, Fujitsu made our technology available on their website to provide encoding and decoding services to their users, as part of a test program through the end of March 2001.

           In February 2001, Fujitsu pre-installed our INTACTA.CODE Reader in approximately 1,000,000 newly manufactured personal computers.

           In September 2000 we entered into an agreement to license INTACTA.CODE to Intertek Testing International Ltd., a worldwide products testing inspection and certification company, to enable Intertek to create secure electronic certificates, which may be e-mailed or downloaded to a paper based format and subsequently scanned back into electronic format. We believe that these solutions are particularly useful in the import/export industry on account of the fact that results of inspections or assessments of shipments may be encoded, filed electronically and added to the certificates.

           Our communications software was selected by NTT Electronics Corporation, a subsidiary of Nippon Telegraph and Telephone Corporation of Japan, for use with NTT Electronics Corporation's new mobile communications technology, RZ SSB, a digitally-enhanced narrow band radio communications system that delivers transmission of data, telephone, facsimile, and video under mobile conditions. While we are currently in negotiations with respect to a prospective licensing arrangement with NTT Electronics Corporation we are uncertain as to the timing for completing such negotiations. We have not generated revenues to date from this relationship.

           During fiscal 2000, we sold discontinued hardware products to two Israeli companies. Sales of the discontinued hardware products to these customers accounted for 30% and 13% of our revenues, respectively.

Research and Development

           Our research and development efforts are conducted at our Israel subsidiary and at our U.S. headquarters. At our facility we engage in demonstrations and feasibility tests of our software products and technology for prospective customers and in customizing or configuring our technology to a customer's specific application or product. At our U.S. headquarters we perform certain feasibility testing of potential applications and non-complex adaptation of our technology, as well as provide a liaison between our existing and prospective clients and our research and development team in Israel.

           Our research and development groups work closely with representatives of prospective customers in order to assure optimal performance of our technology for the customer's specific application or product. We intend to engage in further research efforts to refine and enhance our technology and develop additional software products based on our technology for commercial marketing and distribution.

Inventory and Distribution

           Our software products and technology are securely maintained on our computer servers and may be distributed through our website and certain participating websites in an electronic format. We do not engage in any manufacturing or product packaging nor do we maintain physical inventory of our software products. Licensees receive our software product or technology and related documentation through a download sequence directly to their computer from our website.

Competition

           The markets for digital communication and data management are characterized by intense competition and rapidly changing business conditions, customer requirements and technologies. Our software products and technology compete with technologies, products and applications developed and marketed by a number of well established companies that have substantially greater financial, technical, personnel and other resources than we do and have established reputations for success in the development, licensing and sale of their products and technology. Certain of these competitors are industry leaders with the financial resources necessary to withstand substantial price competition or downturns in the market for computing products and technologies. To the extent that other companies develop functionally equivalent or superior products or technologies to INTACTA.CODE, our technology could become obsolete or less marketable. Our ability to compete, therefore, will depend on our ability to successfully market and continually enhance our software products and technology.

Intellectual Property

           Our success is dependent upon our ability to protect our intellectual property rights. We rely principally on a combination of patent, copyright and trademark registrations and trade secrets and non-disclosure agreements to establish and maintain our intellectual property rights. We hold patents in the United States, Israel, Europe, Australia and South Africa related to our technology.

           As part of our operating procedures, we generally enter into confidentiality and nondisclosure agreements with each of our key employees and consultants and limit access to and distribution of our technology and related documentation and information. Our confidentiality and non-disclosure agreements include provisions with regard to our maintaining ownership of technological developments.

           Notwithstanding the precautions we take, third parties may copy or obtain and use information that we regard as proprietary without our authorization or independently develop technologies similar or superior to our technology. Other parties may breach confidentiality agreements and other protective contracts we have entered into. We may not become aware of, or have adequate remedies, in the event a breach or unauthorized use occurs. Policing unauthorized use of our technology is difficult, particularly because the global nature of the electronic communications market makes it difficult to control the final destination or security of software or other data transmissions. Furthermore, the laws of other jurisdictions may afford little or no protection of our intellectual property rights. Our business, financial condition and operating results could be adversely affected if we are unable to protect our intellectual property rights.

           Although we are not aware of any claim made to date, there is a risk that our technology infringes upon the proprietary rights of third parties. In addition, whether or not our technology infringes on proprietary rights of third parties, infringement or invalidity claims may be asserted or prosecuted against us and we could incur significant expense in defending them. If any claims or actions are asserted against us, we may be required to modify our technology or seek licenses for these intellectual property rights. We may not be able to modify our technology or obtain licenses on commercially reasonable terms, in a timely manner or at all. Our failure to do so could adversely affect our business.

Employees

           As of the date of this prospectus, we employed a total of 21 employees. Of such employees, 19 are full time and 2 are part-time, including 14 in research and development, 3 in marketing and sales and 4 in administration. If the need arises for additional research and development employees and we are unable to hire qualified employees in a timely manner, we may outsource non-critical research and development projects to third parties. None of our employees are represented by a union or covered by collective bargaining agreements. We believe that our relations with our employees are good.

Facilities

           Our principal administrative and marketing facility is located in Atlanta, Georgia and consists of approximately 4,000 square feet of office space pursuant to a lease that expires in February 2006. We also conduct a limited amount of research and development activities at this facility.

           Our principal research and development facility is located in Beer Sheva, Israel and consists of approximately 2,300 square feet pursuant to a lease that expires in July 2005. We believe that our current administrative, marketing and research facilities are adequate for our planned future operations.

Legal Proceedings

           We are not currently a party to any pending legal proceedings.

MANAGEMENT

Executive Officers and Directors

           Our executive officers and directors are:

Name	Age	Position
Altaf S. Nazerali	48	Chairman of the Board
Charles C. Johnston	66	Vice Chairman of the Board
Noel R. Bambrough	63	President, Chief Executive Officer and Director
Graham E. Argott	37	Chief Financial Officer
Ross Wilmot	57	Director
Bernard F. Girma	54	Director

           Altaf S. Nazerali has served as an executive officer and director of Intacta since its inception in October 1997, most recently as Chairman of the Board of Directors. Mr. Nazerali currently serves in the following capacities of other publicly held companies:

  Chief Executive Officer (since November 1995), President and Director (each from October 1995 to present) of Multivision Communications Corp, the operator of MMDS TV systems in Bolivia; and

  Director of Imagis Technologies Inc., formerly Colloquium Capital Corp. (since July 1998), a technology company that develops and markets biometric and imaging software to law enforcement, gaming and security sectors.

           Mr. Nazerali is also an executive officer of Valor Invest Limited, a money manager and financial advisor to high net worth institutional investors; the President and director of Pensbreigh Holdings Ltd., an independent contractor that provides various corporate and consulting services; and President and a director of International Portfolio Management Inc., a private holding company that provides corporate finance and other management services to private and public companies. From November 1994 to October 1995, Mr. Nazerali served as Chief Executive Officer and President of Canbras Communications Corp., an operator of pay television and telephone systems in Brazil.

           Charles C. Johnston currently serves as Vice Chairman of the Board of Directors of Intacta. Mr. Johnston served as Chairman of each of AFD Technologies Inc., a manufacturer of fuel additives, J&C Resources, LLC, a business management and investment company, and UltraClenz Corporation, a manufacturer of touch-free soap dispensers and hand-wash monitoring systems, since 1992. In 1969, Mr. Johnston founded ISI Systems, Inc. ("ISI"), a developer of software systems and related services. Mr. Johnston was Chief Executive Officer of ISI when it went public on the American Stock Exchange in 1987. ISI was subsequently acquired by Teleglobe Corporation of Montreal, Canada in 1989. Mr. Johnston continued to serve as Chief Executive Officer of ISI until 1992. Mr. Johnston currently serves as the chairman of the Board of Ventex Technology, Inc. and as a member of the board of directors of each of the following companies: Bitwise Designs, Inc., Internet Commerce Corporation, Hydron

Technologies, and McData Corporation. He also serves as a Trustee on the President's Advisory Council for the Worcester Polytechnic Institute, and as a Trustee for the Institute of Psychiatric Research at the University of Pennsylvania.

           Noel R. Bambrough has served as an executive officer and a director of Intacta since April 1, 1999. Currently, Mr. Bambrough serves as the President and Chief Executive Officer of Intacta. From November 1998 through April 1999, Mr. Bambrough served as a consultant to Hunt Power Corporation, a Texas-based utility company where he was responsible for developing a business plan for the launch of telephone, internet and cable television service to a mixed residential and industrial development owned by Hunt's real estate subsidiary. From April 1995 through November 1998, Mr. Bambrough was Executive Vice-President and Chief Operating Officer of Triax Telecommunications Company L.L.C. From July 1993 to April 1995, he served as Senior Vice-President of Shaw Communications, Inc., a major cable television corporation. In January 1993, Mr. Bambrough was appointed Interim CEO of Microcell Telecommunications, Inc., a PCS service provider, and served until July 1993. Mr. Bambrough continues to serve as a member of the Board of Directors of Microcell. From 1984 until its acquisition by Shaw Communications, Inc. in January 1993, Mr. Bambrough served as President and Chief Executive Officer of Cablecasting Ltd.

           Graham E. Argott was appointed Chief Financial Officer of Intacta as of May 31, 2001, and has been with Intacta since October 2000. From February to September 2000, Mr. Argott served as a consultant to Rodeer Systems, an e-commerce medical transcription and data management company. In September 1997 he joined Preferred Networks Inc., a wireless communications company as Corporate Controller and Director of Information Technology. In July 1998 Mr. Argott was appointed Vice President - Finance of Preferred Networks' subsidiary, EPS Wireless Inc., a device remanufacturing and distribution company, and served in that position until the acquisition of EPS Wireless by Celestica Corporation in December 1999. Thereafter, Mr. Argott served as interim General Manager of the company. Mr. Argott served as Corporate Controller of MRC Group, a medical transcription and records company. Mr. Argott is a certified public accountant with more than fifteen years of finance and accounting experience, including twelve years in the technology and communications industries.

           Ross Wilmot served as an executive officer of Intacta from its inception through May 31, 2001. Mr. Wilmot has also served as a director of Intacta since its inception in October 1997. Mr. Wilmot is a chartered accountant and has provided financial management services as an independent consultant to public companies since August 1991. He has special expertise in international operations and high tech start-ups, and has completed numerous business valuations and acquisitions in this sector. Mr. Wilmot is also experienced in public company reporting practices in both the United States and Canada. Mr. Wilmot currently serves in the following capacities of other publicly held operating companies:

  Vice President, Finance and director of Multivision Communications Corp. (since August 1995);

  Vice President, Finance of CTF Technologies, Inc. (since July 1996);

  Chief Financial Officer of Imagis Technologies, Inc. (since February 1999);

  Vice President, Finance and director of Botex Industries Corp., a manufacturer of plastic materials (since June 1996); and

  President and director of Plata Minerals Corp. (since April 1999).

           Mr. Wilmot is also an officer and director of the following non-operating public companies: Breckenridge Resources, Ltd., Harambee Mining Corp., Orko Gold Ltd. and Paloma Ventures Ltd.

           Bernard F. Girma currently serves as a director of Intacta. Mr. Girma is a founder and the President of DigiTech Strategy a recent start-up company to provide digital imaging management consulting. Prior, thereto, from September 1996 to January 2000, Mr. Girma was Chief Executive Officer of Vivid Image Technology, Inc., a developer of imaging controllers for color printers. In November 1995, Mr. Girma, together with several other individuals acquired a controlling interest in Newgen Systems, a manufacturer of digital imaging products, at which Mr. Girma served as Chief Executive Officer until the merger of Newgen Systems with Imaging Technologies, Inc., in August 1996. From 1991 to 1995, Mr. Girma served as Vice President and General Manager of Calcomp Corporation, a subsidiary of Lockheed-Martin Corporation. Mr. Girma currently serves on the board of directors of BrightCube Inc., a public company as well as two privately held companies involved in printing and publishing and digital photo imaging, respectively. Mr. Girma is the co-founder of the Digital Printing and Imaging Association and served on its board of directors for nine years including as Chairman from 1996 to 1997.

           Each director serves until the next annual meeting of stockholders or until his successor is duly elected and qualified. The executive officers serve at the discretion of the board. There are no family relationships among any of our directors and executive officers.

           We do not have any standing audit, nominating or compensation committees of our board of directors or other committees performing similar functions.

Board Committees

           We have established a compensation committee and an audit committee each of which is currently composed of Messrs. Johnston, Girma and Nazerali. The function of the compensation committee is to evaluate and determine the compensation of our executive officers and employees. The function of the audit committee is to review and monitor our corporate financial reporting, external audits and internal control functions. In addition, the audit committee has the responsibility to consider and recommend the appointment of, and to review fee arrangements with, our independent auditors.

Special Advisors

           We have entered into an agreement with Martin Singer whereby Mr. Singer acts, on an independent consultant basis, as an advisor to our board of directors. Mr. S inger is currently the President and CEO of SAFCO Technologies, Inc. Prior thereto, from 1990 to 1997, Mr. Singer held executive office positions with various divisions of Motorola, Inc., ultimately as Vice President and General Manager of its Wireless Access Business Development division. Mr. Singer has also held management positions with Tellabs, Inc. and AT&T. We have granted Mr. Singer options to purchase an aggregate of 100,000 shares of our common stock, which options vest in one-third increments on each anniversary of the date of grant and we have agreed to pay Mr. Singer a fee of 2% of revenues generated from any sales, licensing or royalty arrangements generated or introduced to Intacta by Mr. Singer.

           Yechiel Sharabi, Yehoshua Sagi and Amnon Shai, each a former director of Intacta, and Menachem Tassa, formerly the Executive Vice President - Research and Development, continue to serve as advisors to Intacta pursuant to oral arrangements. Each of Messrs. Sharabi, Sagi and Shai has been granted options, under our 1998 stock option plan, to purchase 50,000 shares of our common stock at a price of $.75 per share and Mr. Tassa has been granted options to purchase 150,000 shares of our common stock, also at a price of $.75 per share. All of the options granted to Messrs. Sharabi, Sagi, Shai and Tassa are fully vested.

Director Compensation

           We do not currently pay any cash compensation to directors for serving on our board, but we do reimburse directors for out-of-pocket expenses incurred for services rendered as members of the board including, but not limited to, attending board meetings.

           Each of our directors is eligible to be granted options or other stock-based awards under either of our 1998 stock option plan or our 2000 stock incentive plan.

           We have entered into an arrangement with Charles C. Johnston, our Vice Chairman, which provides for the grant to Mr. Johnston of options to purchase an aggregate of 25,000 shares of common stock, at the then current market price of our common stock, on each successive anniversary of Mr. Johnston's election to our board of directors, provided that, upon such anniversary date, Mr. Johnston is then a member of our board of directors.

           In January 2001, we entered into an agreement with Bernard F. Girma purcuant to which we agreed to pay Mr. Girma a commission of ten percent (10%) of all revenues, net of certain taxes, costs and fees, received by Intacta from clients introduced by Mr. Girma. The agreement also provides for our reimbursing Mr. Girma for certain expenses he incurs in connection with the promotion of Intacta to prospective clients. To date, no commissions have been paid to Mr. Girma in accordance with this agreement.

Executive Compensation

           The following table sets forth the compensation paid to our chief executive officer and two other executive officers whose compensation exceeded $100,000 for the years indicated. No other executive officer of Intacta earned a salary and bonus for the fiscal year ended December 31, 2000 in excess of $100,000. None of the executive officers set forth below received compensation in the form of a bonus during the years presented in the table below.

Summary Compensation Table
Name and Principal Position	Year	Salary ($)	Long Term Compensation Securities Underlying Option/SARs (#)	All Other Compensation
Altaf S. Nazerali, Chairman of the Board of Directors	2000 1999 1998	100,000 100,000 25,000	-- 150,000 --	-- -- --
Noel Bambrough President and Chief Executive Officer	2000 1999 1998	250,000 154,165 --	-- 200,000 --	-- -- --
Menachem Tassa, Executive Vice President, Research and Development	2000 1999 1998	120,000 120,000 170,000	-- 150,000 --	-- -- --

  Mr. Nazerali served as our President and Chief Executive Officer for each of the years presented in the table and through May 31, 2001. Mr. Nazerali currently serves as our Chairman of the Board of Directors. The compensation to Mr. Nazerali in each of 2000, 1999 and 1998 was paid directly to Mr. Nazerali from Pensbreigh Holdings Ltd. and represents a portion of the monthly consulting fee we pay to Pensbreigh. These amounts exclude $88,000,

$94,000 and $61,000 paid for administrative services provided to Intacta during 2000, 1999 and 1998 by International Portfolio Management Inc., of which Mr. Nazerali is a stockholder and President and a director. See "Employment and Consulting Agreements" and "Certain Transactions."

  Mr. Bambrough became an executive officer effective as of April 1, 1999 and served as our Executive Vice President and Chief Operation Officer through May 31, 2001. Mr. Bambrough currently serves as our President and Chief Executive Officer. The compensation to Mr. Bambrough in 1999 included an aggregate of $41,665 which was accrued and unpaid. We have since repaid such accrued salary from a portion of the proceeds of our October 2000 private placement.

  Mr. Tassa resigned his position as our Executive Vice President, Research and Development, effective as of July 1, 2001. Mr. Tassa, continued to serve Intacta as a consultant through July 31, 2001. The compensation to Mr. Tassa for each of 2000, 1999 and 1998 was paid to Mr. Tassa pursuant to a consulting arrangement. See "Certain Transactions."

  Option Grants In The Last Fiscal Year

             We did not grant any options to the executive officers set forth in the above compensation table during the fiscal year ended December 31, 2000.

  Option Exercises In Fiscal Year Ended December 31, 2000

             The executive officers set forth on the compensation table above did not exercise any options during the fiscal year ended December 31, 2000. The following table sets forth information concerning the number of options owned by each of those executive officers and the value of any in-the-money unexercised options held at December 31, 2000.

  Aggregated Option Exercises in Last Fiscal Year
  And Fiscal Year-End Option Values
			Number of Securities Underlying Unexercised Options at December 31, 2000		Value of Unexercised In-the- Money Options at December 31, 2000
Name	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
Altaf S. Nazerali	-	-	150,000	--	-	-
Noel Bambrough	-	-	200,000	--	-	-
Menachem Tassa	-	-	100,000	--	-	-

    As of December 31, 2000, none of the unexercised options held by the executive officers set forth in the table above were in-the-money.

    On June 1, 2001, the options held by Messrs. Nazerali and Tassa, none of which had been exercised, terminated by their terms. We have since granted the same number of new options to Messrs. Nazerali and Tassa under our 1998 stock option plan.

  Employment and Consulting Agreements

             We entered into a consulting agreement with Pensbreigh Holdings Ltd., an independent contractor engaged in the business of providing various corporate and consulting services to businesses, of which Mr. Nazerali is a stockholder and officer, dated as of March 1, 1999. Under the agreement, Pensbreigh provides us with the services of Mr. Nazerali and Arie Halpern, an affiliate of Intacta and the controlling stockholder of Corsa. During the initial term of the agreement, we agreed to pay Pensbreigh a monthly fee of $16,666. Effective June 1, 2001, the monthly fee we pay to Pensbreigh under the consulting agreement was reduced to $12,500. This agreement has been extended, in accordance with its terms, for a one-year period through October 1, 2002 with a monthly fee of $12,500. Since Mr. Nazerali does not have an employment contract with us, he is therefore not entitled to participate in any benefit plans to which regular employees are eligible.

             We entered into an employment agreement with Noel Bambrough in March 1999, which provided for a salary of $12,500 per month from April 1, 1999 through July 31, 1999 and a salary of $20,833 per month thereafter. However, we had paid Mr. Bambrough only $12,500 per month through June 30, 2000. The balance of accrued but unpaid salary of approximately $91,633 was paid to Mr. Bambrough from a portion of the proceeds of our October 2000 private placement. Since June 1, 2000, Mr. Bambrough has been receiving $20,833 per month. Mr. Bambrough is also eligible for a bonus not to exceed $100,000 per year based on the achievement of specific agreed upon business goals and targets. Under the agreement, we granted Mr. Bambrough an option, under our 1998 stock option plan, to purchase 200,000 shares of common stock at a price of $4.00 per share. In addition, subject to our board of directors' approval, we must issue to Mr. Bambrough options to purchase a number of shares at least equal to 10% of the aggregate number of options available for grant under any subsequent option plan. Accordingly, as of June 1, 2001, we have granted Mr. Bambrough an option, under our 2000 stock incentive plan, to purchase 240,000 shares of common stock at a price of $.75 per share.

  Stock Option Plan

             On June 1, 1998, our board of directors approved the creation of our 1998 stock option plan. Under our 1998 stock option plan, our board of directors may grant incentive and non-qualified options to acquire up to a total of 1,667,100 shares of common stock to our directors, officers, employees and consultants. As of the date of this prospectus, options to acquire 1,325,000 shares at a price of $.75 per share and options to acquire 321,800 shares ranging from $2.00 to $4.00 per share were outstanding.

             On July 21, 2000, our board of directors adopted our 2000 stock incentive plan, which was subsequently approved by our stockholders at our annual meeting in May 2001. Our 2000 stock incentive plan provides for the grant of any or all of the following types of awards:

    stock options, which may be either incentive stock options or non-qualified stock options;

    restricted stock;

    deferred stock; and

    other stock based awards.

             A total of 2,400,000 shares of common stock have been reserved for distribution under our 2000 stock incentive plan. As of the date of this prospectus, options to acquire 1,003,000 shares at a price of $.75 per share were outstanding.

             Of the options granted under our 1998 stock option plan, options to purchase an aggregate of 625,000 shares have been granted to certain of our executive officers and directors at exercise prices ranging from $.75 to $4.00, as follows:

    options to purchase an aggregate of 425,000 shares were granted to Messrs. Nazerali and Wilmot at an exercise price of $.75 per share, and options to purchase 200,000 shares were granted to Mr. Bambrough at an exercise price of $4.00 per share.

             Of the options granted under our 2000 stock incentive plan, options to purchase an aggregate of 690,000 shares have been granted to the following executive officers and directors: Messrs. Bambrough, Johnston, Girma and Argott, at an exercise price of $.75 per share.

  Indemnification of Directors, Officers and Others

             The Nevada Private Corporation Law provides for the indemnification of directors, officers, agents or employees for expenses including attorneys' fees, judgments and fines incurred in connection with any civil or criminal action, suit or proceeding to which such person was or is made a party, provided that such person acted in good faith and reasonably believed that his actions were in the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe that his conduct was unlawful.

             Nevada law also provides for the indemnification of directors, officers, agents or employees for some, but not all, expenses incurred in connection with any action or suit by or in the right of the corporation to procure a judgment in its favor, provided that such person acted in good faith and reasonably believed that his actions were in the best interests of the corporation.

             Under Nevada law, discretionary indemnification by a corporation may be made only as authorized by (i) the stockholders; (ii) a majority vote of a quorum of directors that were not party to the action, suit or proceeding; or (iii) independent legal counsel in a written opinion if so ordered by a majority of a quorum of directors not party to the action, suit or proceeding or in the event that a quorum of such directors cannot be obtained.

             Nevada law allows corporations to provide, either in their articles, by-laws or by agreement, for the mandatory payment of expenses of officers and directors, as they are incurred in defending a criminal or civil action, suit or proceeding in advance of a final disposition, provided that the officer or director submits an undertaking to repay any advances if a court of competent jurisdiction ultimately determines that the officer or director was not entitled to be indemnified by the corporation.

             Our articles of incorporation provide, to the fullest extent permitted by Nevada law, for the mandatory indemnification of our officers and directors for expenses, including attorneys' fees, judgments, fines and amounts paid in settlement incurred in connection with a civil or criminal action, suit or proceeding to which the officer or director is or was or is threatened to be made a party.

             Our by-laws further provide for the contractual right to officers and directors to receive mandatory payment of expenses as they are incurred in connection with defending a civil a criminal action, suit or proceeding in advance of final disposition provided that the officer or director provides a written undertaking to repay the advances in the event a court of competent jurisdiction ultimately determines that such officer or director is not entitled to be indemnified by us.

  PRINCIPAL STOCKHOLDERS

             The following table sets forth information concerning the beneficial ownership of our outstanding common stock as of the date of this prospectus for:

    each person or group that we know owns beneficially more than 5% of our common stock;

    each of our directors and named executive officers individually; and

    all directors, and executive officers as a group.

             We believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them except as noted.

             A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from the date of this prospectus upon the exercise of options, warrants or convertible securities. Each beneficial owner's percentage ownership is determined by assuming that options, warrants or convertible securities that are held by that person, but not those held by any other person, and which are exercisable within 60 days of this prospectus have been exercised and converted. The information presented in the following table assumes approximately 20,345,924 shares of common stock outstanding before any consideration is given to outstanding options, warrants or convertible securities.

             Unless otherwise noted below, the address for each named individual or group is in care of Intacta Technologies Inc., 945 East Paces Ferry Road, N.E., Suite 1445, Atlanta, Georgia 30326-1372.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Outstanding Stock Beneficially Owned
Corsa S.A. Holdings Arie Halpern	4,000,000	19.7
Noel R. Bambrough	363,800	1.8
Altaf S. Nazerali	278,000	1.4
Charles C. Johnston	183,332	*
Ross Wilmot	50,000	*
Bernard F. Girma	---	---
All officers and directors as a group (6 persons)	875,132	4.3

  * Indicates a percentage of beneficial ownership of less than 1% of the shares outstanding.

             Corsa S.A. Holdings is a Luxembourg holding company with an address at 8 rue Notre Dame, L-2240 Grand Duchy, Luxembourg, of which 90% is controlled by Mr. Arie Halpern and 10% is controlled by Shira Advising, Communication and Investments Ltd., a company controlled by Mr. Yechiel Y. Sharabi, a former director of Intacta, and his wife Hadassa Y. Sharabi. Mr. Halpern is also a director of Corsa S.A. Holdings and exercises sole voting and dispositive power over the shares held by Corsa S.A. Holdings. This amount does not include 150,000 shares underlying currently exercisable options held by Mr. Halpern.

             Mr. Nazerali's beneficially owned shares include:

    128,000 shares held by Mr. Nazerali; and

    150,000 shares underlying currently exercisable options.

             Mr. Nazerali's beneficially owned shares do not include (i) 200,000 shares underlying options which are not currently exercisable, and (ii) an aggregate of 282,090 shares and 244,590 shares underlying currently exercisable warrants held by Valor Invest Limited.

             Mr. Nazerali is a director of Valor but has entered into an agreement with the principal owner of Valor not to exercise voting or dispositive power with respect to securities of Intacta held by Valor.

             Mr. Bambrough's beneficially owned shares include:

    3,000 shares held by Mr. Bambrough; and

    360,800 shares underlying currently exercisable options.

             Mr. Bambrough's beneficially owned shares do not include an aggregate of 279,200 shares underlying options which are not currently exercisable.

             Mr. Johnston's address is c/o Ventex Technologies, 7830 Byron Drive, Suite 10, Riviera Beach, Florida 33404. Mr. Johnson's beneficially owned shares include:

    66,666 shares held by J & C Resources, LLC, over which Mr. Johnson exercises sole voting and dispositive power; and

    116,666 shares underlying currently exercisable warrants held by J & C Resources, LLC, over which Mr. Johnston exercises sole voting and dispositive power.

             Mr. Johnston's beneficially owned shares do not include 100,000 shares underlying options which are not currently exercisable.

             Mr. Wilmot's beneficially owned shares include 50,000 shares underlying currently exercisable options, but exclude 25,000 shares underlying options which are not currently exercisable.

             Mr. Girma's address is c/o Digitech Strategy, 26072 Spur Branch Lane, Laguna Hills, California 92653. Mr. Girma is the beneficial owner of 75,000 shares underlying options which are not currently exercisable.

             The beneficially owned shares of our officers and directors as a group includes:

    197,666 shares of our common stock;

    560,800 shares of our common stock underlying currently exercisable options; and

    116,666 shares of our common stock underlying currently exercisable warrants.

             The beneficially owned shares of our officers and directors as a group does not include:

    an aggregate of 754,200 shares underlying options which are not currently exercisable; and

    282,090 shares and 244,590 shares underlying currently exercisable warrants held by Valor.

  CERTAIN TRANSACTIONS

             On May 31, 1998, we consummated an exchange agreement with Corsa S.A. Holdings, an entity organized under the laws of Luxembourg. Corsa owned 69% of our Common Stock upon closing of the exchange agreement. Corsa is 90% controlled by Mr. Arie Halpern and 10% controlled by Shira Advising, Communication and Investment Ltd., an Israeli corporation controlled by Yechiel Y. Sharabi, a former director of Intacta, and Hadassa Y. Sharabi, Mr. Sharabi's wife. Under the exchange agreement, Corsa transferred 100% of the outstanding shares of Intacta Delaware Inc. and 99% of the outstanding shares of Intacta Labs Ltd. to us. In exchange, we issued 11,486,000 shares of Common Stock to Corsa. Corsa subsequently sold 7,486,000 of those shares in private transactions, resulting in a decrease of Corsa's ownership to 4,000,000 shares.

             Under the exchange agreement, we agreed with Corsa that our board of directors would be increased from three to seven persons, of which Corsa had the right to appoint five of the initial seven directors. Of those directors, Messrs. Shai, Sagi and Tassa were designated by Corsa. Under the exchange agreement, we agreed to do the following:

    enter into a stockholders' agreement (which terminated on June 1, 2000) governing the election of directors;

    implement an equity incentive plan; and

    raise $5,000,000 through the sale of our common stock.

             To date we have implemented an equity incentive plan and we have raised approximately $11,450,000 through (i) the sale of 1,000,000 shares of our common stock to MFC Merchant Bank SA in December 1998 for a total of $4,000,000, (ii) the conversion in June 1999 of approximately $952,000 of outstanding non-interest-bearing loans made to us by Valor Invest Limited, an affiliate of our Chairman of the Board, into 238,000 shares of our common stock (described below) and (iii) the sale of 2,333,310 shares of our common stock included in units sold in our private placement which closed in October 2000, for cash and the conversion of substantially all of the principal and accrued interest on bridge notes issued in our bridge financing in May and June 2000.

             From December 1997 through November 1998, Valor made non-interest-bearing loans to us in the aggregate amount of $2,172,000. During 1998 and 1999, we repaid a total of $1,131,000 of these loans. On June 30, 1999, we issued 238,000 shares of common stock to Valor in repayment of $952,000 of outstanding loans, at the rate of $4.00 per share, leaving a balance of $89,000 owed to Valor. During the first half of 2000, Valor made an additional $704,500 of non-interest-bearing loans to us, of which $312,000 was subsequently repaid. In May 2000, Valor converted $250,000 of the unpaid balance of these loans into 2.5 units, identical to the units issued in our bridge financing in May and June 2000 and subordinated the balance of such loans to our repayment of the promissory notes we issued in our bridge financing. Thereafter, Valor converted the principal amount of the notes included in the units acquired in May 2000 as well as the balance of its subordinated loans into an aggregate of 160,483 units in our private placement. Upon the closing of our private placement we paid Valor the amount of interest that had accrued on the notes that Valor had converted into units in the private placement.

             During 1998, 1999 and 2000 we paid consulting, management and marketing fees to some of our directors or stockholders and/or their affiliates in the following amounts:

    Pensbreigh Holdings Ltd., of which Mr. Nazerali is President and a stockholder, $25,000 during 1998, $200,000 during 1999 and $200,000 during 2000; and

    Menachem Tassa, our Executive Vice President, Research and Development - $170,000 during 1998 (including accrued fees of $50,000), $120,000 during 1999 and $120,000 during 2000. Mr. Tassa subsequently resigned his position of Executive Vice President, Research and Development, effective July 1, 2001. Mr. Tassa continued to serve Intacta as a consultant through July 31, 2001. Mr. Tassa currently serves as an advisor to Intacta pursuant to an oral arrangement.

             We paid approximately $61,000, $94,000 and $88,000 during 1998, 1999 and 2000, respectively, to International Portfolio Management Inc., in connection with administrative services provided to us. Altaf S. Nazerali, our Chairman of the Board, is the sole stockholder of International Portfolio Management Inc. Ross Wilmot, our director, is the Vice President, Finance of International Portfolio Management Inc., and Sandra E. Buschau, our corporate secretary, is a Vice President of International Portfolio Management Inc.

             Valor Invest Limited, an affiliate of our Chairman of the Board, participated in the offering of our private placement for which it received, upon consummation of the private placement in October 2000, aggregate commissions of approximately $194,460 and approximately 21,607 in-kind units, which units were similar in all respects to the units sold in the private placement.

  DESCRIPTION OF SECURITIES

  Common Stock

             We are authorized to issue 100,000,000 shares of common stock, $.0001 par value per share.

             As of the date of this prospectus, 20,345,924 shares of our common stock were issued and outstanding and held of record by approximately 78 stockholders.

             Holders of shares of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences of any outstanding preferred stock, the holders of shares of common stock are entitled to receive any dividends the board of directors declares out of funds legally available for the payment of dividends. Upon our liquidation, dissolution or winding up, the holders of shares of common stock are entitled to share all of our assets remaining after payment of liabilities and after giving effect to the liquidation preferences of any outstanding preferred stock. All outstanding shares of Common Stock are fully paid and nonassessable.

  Preferred Stock

             We are authorized to issue 50,000,000 shares of preferred stock, $.0001 par value per share. As of the date of this prospectus, no shares of preferred stock were outstanding.

  Warrants

            We currently have an aggregate of 3,357,724 warrants outstanding, of which an aggregate of 937,500 warrants were issued in connection with our bridge financing in May and June 2000 and an aggregate of 2,420,224 were issued in connection with our October 2000 private placement.

             Each warrant entitles its holder to purchase one share of our common stock at a price of $3.50, subject to adjustment in certain circumstances, described below. The warrants issued in connection with the bridge financing may be exercised until May 30, 2005 and the warrants issued in connection with the private placement may be exercised until October 6, 2005, in each case unless earlier redeemed by Intacta.

             Each holder may exercise his warrant upon surrender of the warrant certificate during the exercise period at our offices, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price in cash or by check payable to Intacta for the number of warrants being exercised. In the event that the exercise of a warrant results in the issuance of a fractional share, we will round such fractional interest up to the nearest whole number. Warrant holders do not have the rights or privileges of our stockholders. The exercise price and number of shares of our common stock or other securities issuable on exercise of the warrants are subject to adjustment in certain circumstances, including in the event we:

    pay a dividend or make a distribution of our common stock;

    subdivide or combine our outstanding common stock;

    reclassify or change our outstanding common stock;

    consolidate or merge with another company and we are not the surviving entity.

             We may redeem the warrants in the event that (a) the closing sale price of our common stock for a period of 20 consecutive trading days on the principal market in which our common stock is then traded equals or exceeds 200% of the then-effective exercise price of the warrants, and (b) the shares of our common stock issuable upon exercise of the warrants are publicly tradeable pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act.

             All of the warrant shares underlying the foregoing warrants have previously been registered for resale by the holders of the warrants.

  Registration Rights

             In April 2001, we entered into an agreement with Corsa S.A. Holdings, pursuant to which we have agreed to file a registration statement, of which this prospectus forms a part, for up to 4,000,000 shares of our common stock held by Corsa.

  Anti-takeover Effects of Nevada Law

             Nevada law provides that any agreement providing for the merger, consolidation or sale of all or substantially all of the assets of a corporation be approved by the owners of at least the majority of the outstanding shares of that corporation, unless a different vote is provided for in our Articles of Incorporation. Our Articles of Incorporation do not provide for a super-majority voting requirement in order to approve any such transactions. Nevada law also gives appraisal rights for some mergers or exchanges. Under Nevada law, a stockholder does not have the right to dissent with respect to:

    a sale of assets or reorganization, or

    any plan of merger or any plan of exchange, if the shares held by the stockholder are part of a class of shares which are listed on a national securities exchange or the Nasdaq National Market System, or are held of record by not less than 2,000 stockholders, and the stockholder is not required to accept for his shares any consideration other than shares of a corporation that, immediately after the effective time of the merger or exchange, will be part of a class of shares which are listed on a national securities exchange or the Nasdaq National Market System, or are held of record by not less than 2,000 holders.

             The Nevada Private Corporation Law also has three provisions designed to deter take-over attempts:

             Control Share Acquisition Provisions. Under Nevada law, when a person has acquired or offers to acquire one-fifth, one-third or a majority of the stock of a corporation, a stockholders meeting must be held after delivery of an "offeror's" statement, at the offeror's expense, so that the stockholders of the corporation can vote on whether the shares proposed to be acquired can exercise voting rights. Except as otherwise provided in a corporation's articles of incorporation, the approval of the majority of the outstanding stock not held by the offeror is required so that the stock held by the offeror will have voting rights. The control share acquisition provisions are applicable to any acquisition of a controlling interest, unless the articles of incorporation or by-laws of a corporation in effect on the tenth day following the acquisition of a controlling interest by an acquiring person provides that the control share acquisition provisions do not apply. We have not elected out of the control share acquisition provisions of Nevada law.

             Combination Moratorium Provision. Nevada law provides that a corporation may not engage in any "combinations," which is broadly defined to include mergers, sales and leases of assets, issuances of securities and similar transactions with an "interested stockholder," which is defined as the beneficial owner of 10% or more of the voting power of the corporation, and affiliates of their associates for three years after an interested stockholder's date of acquiring the shares, unless the combination or the purchase of the shares by the interested stockholder is first approved by the board of directors. After the initial three-year period, any combination must still be approved by a majority of the voting power not beneficially owned by the interested stockholder or the interested stockholder's affiliates or associates, unless the aggregate amount of cash and the market value of the consideration other than cash that could be received by stockholders as a result of the combination is at least equal to the higher of the highest bid per share of each class or series of shares, including the Common Stock, on the date of the announcement of the combination or on the date the interested stockholder acquired the shares, or for holders of preferred stock, the highest liquidation value of the preferred stock.

             Other Provisions. Under Nevada law, the selection of a period for achieving corporate goals is the responsibility of the directors. In addition, the directors and officers, in exercising their respective powers with a view to the interest of the corporation may consider the interest of the corporation's employees, suppliers, creditors and customers, the economy of the state and the nation, the interests of the community and of society and the long-term, as well as short-term, interests of the corporation and its stockholders, including the possibility that those interests may be best served by the continued independence of the corporation. The directors may also resist any change or potential change of control of the corporation if the directors, by majority vote of a quorum, determine that a change or potential change is opposed to or not in the best interest of the corporation "upon consideration of the interests of the corporation's stockholders," or for one of the other reasons described above. The directors may also take action to protect the interests of the corporation's stockholders.

  Transfer Agent and Registrar

  The transfer agent and registrar for our common stock is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Denver, Colorado 80209.

  SHARES ELIGIBLE FOR FUTURE SALE

             We have 20,345,924 shares of our common stock issued and outstanding. Approximately 12,358,920 of our outstanding shares are freely tradable without restriction or further registration under the Securities Act.

             All of the remaining approximately 7,987,004 of our outstanding shares of common stock are restricted shares under the terms of the Securities Act, however, 2,412,004 shares have been previously registered for resale and 4,000,000 shares have been held for more than two years and are available for resale pursuant to Rule 144 promulgated under the Securities Act.

             In addition, up to 3,357,724 shares issuable upon exercise of warrants have previously been registered for resale and, when sold, will become freely tradable shares.

             We have granted options to purchase an aggregate of 1,646,800 shares of common stock under our 1998 stock option plan. All of the shares underlying these options have previously been registered and, subject to the applicable vesting requirements, upon exercise of these options the underlying shares may be resold into the public market.

             We have also granted options to purchase an aggregate of 1,003,000 shares of common stock under our 2000 stock incentive plan.

             Sales of substantial amounts of our common stock in the public market or the perception that such sales may occur, could materially and adversely affect prevailing market prices of our common stock and our ability to raise equity capital in the future.

  Rule 144

             In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

    1% of the number of shares of our common stock then outstanding; or

    the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks, preceding the filing of a notice on Form 144 with the SEC concerning that sale.

             Sales under Rule 144 are also subject to specific manner-of-sale provisions, notice requirements and to the availability of current public information about us.

             Under Rule 144(k) as currently in effect, a person who is not one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, Rule 144(k) shares may be sold immediately upon completion of this offering.

  SELLING STOCKHOLDER AND PLAN OF DISTRIBUTION

             We have agreed to register the public offering of up to 4,000,000 shares held by the selling stockholder listed below, under the Securities Act, and to pay all expenses in connection with registering these shares. The shares may be offered and sold pursuant to this prospectus by the selling stockholder. Arie Halpern, a director and the principal stockholder of Corsa S.A. Holdings, the selling stockholder, has been a director of Intacta Labs Ltd., a wholly-owned subsidiary of Intacta, during the past three years. In addition, Yechiel Sharabi, an indirect minority shareholder of Corsa S.A. Holdings, served as a member of Intacta's Board from May 1998 through April 2001. Mr. Sharabi continues to serve as a non-compensated advisor to the Board pursuant to an oral arrangement. Other than the foregoing, neither the selling stockholder nor any affiliate of the selling stockholder has ever held any position or office with us or had any other material relationship with us. We will not receive any of the proceeds from the sale of the shares by the selling stockholder. The table set forth below is based upon information available to Intacta as of September 15, 2001 and provides the following information with respect to the selling stockholder:

    the number of shares of common stock beneficially owned by the selling stockholder;

    the number of shares to be sold by the selling stockholder; and

    the number of shares (as percentage of the class) to be beneficially owed by such selling stockholders after the completion of the offering assuming all shares included in this prospectus have been sold by the selling stockholder.

             The number of shares shown in the following table as being offered by the selling stockholder does not include such presently indeterminate number of additional shares of our common stock that may be issuable as a result of stock splits, stock dividends and similar transactions or, in the case of warrant shares, the operation of any anti-dilution provisions. Pursuant to Rule 416 under the Securities Act, however, those shares are included in the registration statement of which this prospectus is a part.

             The selling stockholder may sell any or all of its shares listed below from time to time. Accordingly, we cannot estimate how many shares the selling stockholder will own upon consummation of such sales. Also, the selling stockholder may have sold, transferred or otherwise disposed of all or a portion of its shares since the date on which the information was provided, in transactions exempt from the registration requirements of the Securities Act.

Selling Stockholders	Beneficial Ownership of Common Stock	Shares to be Sold	Beneficial Ownership of Common Stock After Offering	Percent of Class
Corsa S.A. Holdings	4,000,000	4,000,000	0	--

  Plan of Distribution

             We are registering the shares of common stock offered under this prospectus on behalf of the selling stockholder. As used herein, "selling stockholder" includes donees, pledgees, distributees, transferees or other successors in interest selling shares received from the selling stockholder after the date of this prospectus. We will pay all expenses of registration of the shares offered hereby, other than commissions, discounts and concessions of underwriters, broker-dealers, dealers or agents. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares by the selling stockholder will be borne by the selling stockholder. As described under "Use of Proceeds" above, we will not receive any of the proceeds from the sale of shares by the selling stockholder.

             The shares to be sold by the selling stockholder may be offered and sold from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold, without limitation, by:

    a block trade in which a broker or dealer, so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

    purchases by a broker or dealer as principal and resale by that broker or dealer for its account pursuant to this prospectus;

    ordinary brokerage transactions and transactions in which the broker solicits purchasers;

    privately negotiated transactions between sellers and purchasers without a broker/dealer;

    short sales;

    a combination of any such methods of sale; and

    any other method permitted pursuant to applicable law.

             The selling stockholder may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

             The selling stockholder and any broker-dealers that act in connection with sales of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. Consequently, any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933.

             Because the selling stockholder may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholder will be subject to the prospectus delivery requirements of the Securities Act of 1933. We have informed the selling stockholder that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to it.

             The selling stockholder also may resell all or a portion of the shares in reliance upon Rule 144 under the Securities Act of 1933, provided that the selling stockholder meets the criteria and conforms to the requirements of that Rule.

             Upon being notified by the selling stockholder that it has entered into any material arrangement with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:

    the name of the selling stockholder and the participating broker-dealers;

    the number of shares involved;

    the price at which the shares were sold;

    the commissions paid or discounts or concessions allowed to these broker-dealers, where applicable;

    that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

    other facts material to the transaction.

             In order to comply with certain states' securities laws, if applicable, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In certain states the shares may not be sold unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

  LEGAL MATTERS

             The legality of the common stock offered in the prospectus has been passed upon for Intacta by McDonald Carano Wilson McCune Bergin Frankovich & Hicks, LLP, Reno, Nevada.

  EXPERTS

             The consolidated financial statements of Intacta and its subsidiaries included in this prospectus and in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report (which contains an explanatory paragraph regarding our ability to continue as a going concern), appearing in this prospectus and in the registration statement, and is included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

  AVAILABLE INFORMATION

             We have filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-1 under the Securities Act with respect to the securities offered by this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in, or annexed as exhibits to, the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC.

             Our SEC filings including the registration statement of which this prospectus forms a part and the exhibits filed with it are available to the public over the Internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its Public Reference Room.

  INDEX TO FINANCIAL STATEMENTS

  Intacta Technologies Inc. and Subsidiaries

  Report of Independent Certified Public Accountants

  To The Board of Directors and Shareholders of
  Intacta Technologies Inc.

  We have audited the accompanying consolidated balance sheets of Intacta Technologies Inc. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation of the financial statements. We believe our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Intacta Technologies Inc. and subsidiaries as of December 31, 2000 and 1999, and the consolidated results of their operations and cash flows for each of the three years then ended in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

  The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and, at December 31, 2000, has an accumulated deficit that raises substantial doubt about its ability to continue as a going concern. Management's plans in regards to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

  /s/ BDO Seidman LLP

  Atlanta, Georgia
  March 9, 2001

  Intacta Technologies Inc. and Subsidiaries

  Consolidated Balance Sheets

December 31,	2000	1999

Assets

Current
Cash and cash equivalents	$3,904,500	$917,400
Accounts receivable	63,500	31,700
Inventories	55,700	278,600
Related party and employee receivables	13,100	45,000
Other	-	30,800

Total current assets	4,036,800	1,303,500
Property and equipment, net	104,800	156,100
Patents, net	118,900	111,300

$4,260,500	$1,570,900

  Intacta Technologies Inc. and Subsidiaries

  Consolidated Balance Sheets

December 31,	2000	1999

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable	$61,400	$472,400
Accounts payable - related parties	127,400	90,200
Loans from shareholder	-	89,000
Accrued expenses	206,500	77,800

Total current liabilities	395,300	729,400

Commitments

Stockholders' equity
Preferred stock, $.0001 par value; 50,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $.0001 par value; 100,000,000 shares authorized; 20,345,924 and 17,909,000 shares issued and outstanding, respectively	2,035	1,791
Additional paid-in capital	26,336,865	19,710,553
Deficit	(22,222,400)	(17,671,200)
Unamortized stock compensation	(251,300)	(1,199,644)

Total stockholders' equity	3,865,200	841,500

$4,260,500	$1,570,900

  See accompanying notes to consolidated financial statements.

  Intacta Technologies Inc. and Subsidiaries

  Consolidated Statements of Operations

Years ended December 31,	2000	1999	1998

Revenues
Products and components	$363,400	$64,000	$89,300
Royalties from licensing arrangements	94,000	73,400	48,500
Consulting fees	337,100	-	-

Total Revenues	794,500	137,400	137,800

Operating expenses
Cost of products and components	308,600	90,500	336,300
Research and development (including non-cash compensation expense of $361,600, $222,400 and $129,700 in 2000, 1999 and 1998 respectively)	1,241,900	1,047,400	903,500
Sales and marketing (including non-cash compensation expense of $69,600 in 2000)	1,182,100	113,200	113,100
General and administrative (including non-cash compensation expense of $571,500, $1,016,000 and $632,100 in 2000, 1999 and 1998 respectively)	2,306,500	2,619,800	1,699,400

Total operating expenses	5,039,100	3,870,900	3,052,300

Loss from operations	(4,244,600)	(3,733,500)	(2,914,500)

Other income (expense)
Interest income	90,600	104,000	-
Interest (expense)	(389,500)	(8,700)	(210,000)
Other	-	21,400	(19,600)

Total other income (expense)	(298,900)	116,700	(229,600)

Loss before provision for income taxes	(4,543,500)	(3,616,800)	(3,144,100)
Provision for income taxes	7,700	800	1,700

Net loss	$(4,551,200)	$(3,617,600)	$(3,145,800)

Basic and diluted loss per common share	$(0.25)	$(0.20)	$(0.19)

Basic and diluted weighted - average common shares outstanding	18,483,179	17,791,630	16,701,583

  See accompanying notes to consolidated financial statements.

  Intacta Technologies Inc. and Subsidiaries

  Consolidated Statements of Stockholders' Equity

Common Stock Shares Amount	Additional Paid-in Capital	Unamortized Stock Compensation	Deficit	Total

Balance, December 31, 1997	11,486,000	$1,149	$1,498,851	$-	$(10,907,800)	$(9,407,800)
Contributed capital	-	-	183,600	-	-	183,600
Contributed capital from principal stockholder for retirement of debt	-	-	8,929,800	-	-	8,929,800
Common stock issued in connection with reverse acquisition	5,185,000	518	1,439,482	-	-	1,440,000
Issuance of common stock in Private Placement, net of issuance costs of $400,000	1,000,000	100	3,599,900	-	-	3,600,000
Stock options granted	-	-	2,840,566	(2,840,566)	-	-
Amortization of stock options	-	-	-	668,800	-	668,800
Net loss	-	-	-	-	(3,145,800)	(3,145,800)

Balance, December 31, 1998	17,671,000	1,767	18,492,199	(2,171,766)	(14,053,600)	2,268,600
Conversion of debt to equity - Stockholder	238,000	24	952,076	-	-	952,100
Stock options granted	-	-	266,278	(266,278)	-	-
Amortization of stock options	-	-	-	1,238,400	-	1,238,400
Net loss	-	-	-	-	(3,617,600)	(3,617,600)

Balance, December 31, 1999	17,909,000	1,791	19,710,553	(1,199,644)	(17,671,200)	841,500
Conversion of debt to equity - Stockholder	160,483	16	481,484	-	-	481,500
Conversion of debt to equity	755,778	76	2,267,224	-	-	2,267,300
Issuance of common stock in Private Placement, net of issuance costs of $1,054,000	1,503,963	150	3,522,050	-	-	3,522,200
Stock options exercised	16,700	2	24,998	-	-	25,000
Amortization of stock options	-	-	-	1,002,700	-	1,002,700
Stock options granted	-	-	46,800	(46,800)	-	-
Other	-	-	7,556	(7,556)	-	-
Discount on debt with convertible warrant feature	-	-	276,200	-	-	276,200
Net loss	-	-	-	-	(4,551,200)	(4,551,200)

Balance, December 31, 2000	20,345,924	$2,035	$26,336,865	$(251,300)	$(22,222,400)	$3,865,200

  See accompanying notes to consolidated financial statements.

  Intacta Technologies Inc. and Subsidiaries

  Consolidated Statements of Cash Flows

Years ended December 31,	2000	1999	1998

Operating activities
Net loss	$(4,551,200)	$(3,617,600)	$(3,145,800)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization of stock options	1,002,700	1,238,400	668,800
Depreciation and amortization	99,300	110,800	107,400
Interest accretion on warrants	276,200	-	-
Write-down of inventory	222,900	46,100	240,100
Loss on equipment disposals	5,700	-	49,000
Changes in operating assets and liabilities:
Accounts receivable	(31,800)	(20,300)	184,400
Inventories	-	(26,000)	(64,100)
Accounts receivable - related parties	31,900	(600)	(35,100)
Other current assets	30,800	(16,100)	2,600
Accounts payable	(411,000)	468,800	(168,000)
Accounts payable - related parties	37,200	-	-
Accrued expenses	128,700	500	(112,700)
Deferred revenue	-	-	(51,300)

Cash used in operating activities	(3,158,600)	(1,816,000)	(2,324,700)

Investing activities
Cash acquired in purchase of business	-	-	1,440,000
Capital expenditures	(34,600)	(18,600)	(191,900)
Patents	(26,700)	(15,200)	(23,300)

Cash provided by (used in) investing activities	(61,300)	(33,800)	1,224,800

Financing activities
Contributed capital	-	-	183,600
Exercise of stock options	25,000	-	-
Net proceeds from private placement	3,522,200	-	3,600,000
Loans from shareholder	704,500	-	3,062,000
Bridge loan financing, net	2,267,300	-	-
Repayment of shareholder loans	(312,000)	(279,900)	(2,731,000)
Repayment of notes payable	-	-	(136,700)

Cash provided by (used in) financing activities	6,207,000	(279,900)	3,977,900

Net increase (decrease) in cash and cash equivalents	2,987,100	(2,129,700)	2,878,000
Cash and cash equivalents, beginning of year	917,400	3,047,100	169,100

Cash and cash equivalents, end of year	$3,904,500	$917,400	$3,047,100

  See accompanying notes to consolidated financial statements.

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

  Nature of Operations

  Intacta Technologies Inc. (the "Company"), a Nevada corporation, is a developer and marketer of software products based on its patented technology that, through its unique combination of compression, encoding and error correction processes, the technology transforms any data format ranging from text, graphic, audio or video from a binary file into INTACTA.CODE which is language transparent and platform independent. The Company believes that its technology provides solutions and applications that enable enterprises to bridge their communications and management information systems across digital and non-digital media by providing the secure bi-directional transmission and subsequent recovery and storage of data.

  Intacta Labs Ltd., a wholly owned subsidiary (Intacta Labs), primarily conducts product research and development in the high tech area of Beer Sheva, Israel, and is currently conducting new research projects expected to produce significant time and cost savings through continued development of a medium for transmitting and storing data in secure formats.

  From late 1997 and through 1998, the Company ceased production and marketing of its facsimile-based products used for transmitting and storing information, as a result of changes in the fax market, which resulted in reduced demand for its fax related products. The Company altered its strategy to emphasize the licensing of its core technology rather than the development and sale of consumer products.

  The Company

  On May 31, 1998, the Company completed the acquisition of 100% of the outstanding common stock of Intacta Delaware Inc. (Intacta), a Delaware corporation, and Intacta Labs in exchange for 11,486,000 shares of the Company's $.0001 par value common stock valued at $1. The value of Intacta and Intacta Labs at the time of the acquisition approximated the aggregate accumulated deficits of the two companies to that date. The companies agreed that the value per common stock share contemplated in the agreement approximated the market trading value at the time of the initial discussions and the signing of the letter of intent. For accounting purposes, the acquisition has been treated as an acquisition of the Company by Intacta and Intacta Labs, with the combined entity of Intacta and Intacta Labs, companies under common control, as the acquirer (reverse acquisition). As such, in conjunction with the acquisition, the historical financial statements of the acquirer replaced the historical financial statements of the Company.

  Since the Company, prior to the reverse acquisition, was a public shell corporation with no significant operations, pro forma information giving effect to the acquisition is not presented. All share and per share data, prior to the acquisition, have been restated to reflect the stock issuance as a recapitalization of Intacta. The shares held by the shareholders of the Company, prior to the acquisition (5,185,000 shares), have been recognized

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

  as if they were issued in connection with the acquisition of the Company by Intacta. Since the former shareholder of Intacta and Intacta Labs received approximately 69% of the shares in the Company immediately after the acquisition, the financial statements for periods prior to the recapitalization are those of Intacta and Intacta Labs.

  Principles of Consolidation

  The accompanying consolidated financial statements for the years ended December 31, 2000 and 1999 include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

  For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

  Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

  Property and Equipment

  Property and equipment is stated at cost, net of accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the assets, generally ranging from three to seven years.

  Patents

  Patents are amortized on a straight-line basis over the estimated useful life of the patents, generally ten years. As of December 31, 2000 and 1999, accumulated amortization amounted to approximately $91,200 and $72,100, respectively.

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

  Long-Lived Assets

  Long-lived assets, such as patents and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows resulting from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

  Software Development Costs

  In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, costs related to the research and development of new products and enhancements to existing products are expensed as incurred until technological feasibility of the product has been established, at which time such costs are capitalized, subject to expected recoverability. Therefore, the Company has not capitalized any software development costs related to its products, since the time period between technological feasibility and the general release of a market accepted product is not significant.

  Revenue Recognition

  The Company's revenue recognition policies are in compliance with generally accepted accounting principles including Statement of Position (SOP) 97-2, Software Revenue Recognition. As such, the Company recognizes product revenue upon shipment if persuasive evidence of an arrangement exists, delivery has occurred, the fees are fixed and determinable and collectibility is probable. During 1998, a majority of revenues were derived from the shipment of product, a portion of which was sold through resellers and distributors. Appropriate reserves were considered to effectively defer revenue recognition when material amounts of inventory had not been sold through to the end user. Generally, the right of return of these products was of short duration (90 days). No provision for estimated product returns was necessary based on historical experience.

  Maintenance and support arrangements and other post-delivery obligations are insignificant to the Company's revenues.

  License revenues are recognized based on actual sales of licensed software by a customer/licensee and are not recognized by the company as revenue until the final sale is reported by the customer/licensee. This is the time at which the Company believes that revenue recognition in accordance with SOP 97-2, as described above, has occurred. Support revenue is not integral to the functionality of the licensed software and is billed and recognized as incurred.

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

  The Company recognized consulting fee revenue during 2000 that was derived from certain software development and programming projects performed on behalf of customers. These projects were started and completed within the year.

  The Company believes that it is in compliance with Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC.

  Advertising Costs

  The cost of advertising is expensed as incurred. Advertising costs for the years ended December 31, 2000, 1999 and 1998 were approximately $34,900, $0 and $48,100, respectively.

  Income Taxes

  The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, which requires an asset and liability approach. This approach results in the recognition of deferred tax assets (future tax benefits) and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable when the assets and liabilities are recovered or settled. Future tax benefits are subject to a valuation allowance when management believes it is more likely than not that the deferred tax assets will not be realized.

  Loss Per Share

  Basic earnings per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Shares issued during the year are weighted for the portion of the year that they were outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares outstanding during the period.

  As a result of losses, all stock options and warrants outstanding at December 31, 2000, 1999 and 1998 were antidilutive and accordingly, were excluded from the computation of loss per share.

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

  Impact of Recently Issued Accounting Standards

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument, including certain derivative instruments imbedded in other contracts, be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 137 delayed the effective date of SFAS No. 133 to fiscal years beginning after June 15, 2000. SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, Amendment of SFAS No. 133, liberalized the application of SFAS No. 133 in a number of areas. The Company expects that the adoption of SFAS No. 133 will not have a material impact on its consolidated financial position or results of operations.

  The Financial Accounting Standards Board issued Interpretation No. 44, Accounting for Certain Transactions involving Stock Compensation, an Interpretation of APB Opinion No. 25 (the "Interpretation") which is effective July 1, 2000. The Interpretation clarifies (a) the definition of employee for purposes of applying Opinion 25, (b) the criteria for determining whether a stock compensation plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. Adoption of the provisions of the Interpretation did not have a significant impact on the Company's financial statements.

  Foreign Currency

  The Company has designated the U.S. dollar as its functional currency for Intacta Labs, a foreign subsidiary. Financial statements of this subsidiary are translated into U.S. dollars for consolidation purposes using current rates of exchange for monetary assets and liabilities and historical rates of exchange for non-monetary assets and related elements of expense. Sales and other expenses are translated at rates that approximate the rates in effect on the translation dates. Immaterial translation gains and losses are included in the consolidated statement of operations.

  Fair Values of Financial Instruments

  Fair values of cash and cash equivalents and short-term debt approximate cost due to the short period of time to maturity.

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

Reclassifications Certain 1998 and 1999 amounts have been reclassified to conform to the 1999 and 2000 presentations.

2. Going Concern

  The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has a cumulative deficit of $22,222,400 through December 31, 2000, and has incurred losses of $4,551,200, $3,617,600 and $3,145,800 for the years ended December 31, 2000, 1999 and 1998, respectively. These losses were primarily the result of the decision by the Company in late 1997 to curtail further production and marketing of its facsimile-based products upon realization that the market potential for such products was diminished, and by the significant overhead costs required to support research, development and marketing efforts for the Company's INTACTA.CODE related technology. These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

  Through the first half of 2000, the Company's marketing and sales efforts were reduced and the Company focused its efforts on design revisions to its core applications without the benefit of significant cash flow from operations. In the second half of 2000, primarily as a result of additional resources, marketing efforts increased and, in addition to marketing its technology for licensing arrangements, the Company focused on the marketing of its suite of INTACTA.CODE Software Development Kit (SDK) products, which were subsequently launched in March 2001. As a result of the foregoing, the Company has absorbed significant cash in its day-to-day operations and expects to continue to absorb cash in its operations during 2001 as it brings this new suite of products to market.

  The Company's continuation as a going concern is dependent upon its ability to actively market its new suite of products, as well as its technology, which it believes will lead to increased revenues, positive cash flows from operations, and ultimately to profitability. The Company may seek additional financing as may be required to fund research and development and marketing of its new products. If this plan materializes as expected, the Company anticipates viability for the year 2001 and beyond, though there can be no assurance that the Company will be successful in these efforts.

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

3. Inventories	Inventories consisted of the following:

December 31	2000	1999

Components	$55,700	$233,600
Work in process	-	45,000

$55,700	$278,600

  Inventories at December 31, 2000 and 1999 related substantially to computer chips and boards appropriately capitalized in accordance with SFAS No. 2, Accounting for Research and Development Costs which allows for the capitalization of materials if they have alternative future uses. The Company believes this to be the case in regards to these inventories.

  During 2000, 1999 and 1998, the Company wrote-off approximately $222,900, $46,100 and $240,100, respectively, of its inventory due to reduced sales and obsolescence, which is included in cost of products and components.

4. Property and Equipment	Property and equipment consisted of the following:

December 31	2000	1999

Equipment	$287,800	$459,300
Furniture and fixtures	63,400	48,100
Vehicles	--	14,100

	351,200	521,500
Less accumulated depreciation	(246,400)	$(365,400)

$104,800	$156,100

Depreciation expense was $80,200, $94,200,and $92,100 for the years ended December 31, 2000, 1999 and 1998.

5. Accrued Expenses	Accrued expenses consisted of the following:

December 31	2000	1999

Salaries and related expenses	$60,300	$32,900
Severance	51,700	27,800
Vacation	--	16,900
Other	94,500	200

$206,500	$77,800

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

6. Commitment

  Leases

  The Company leases its facilities and certain equipment under operating leases, which expire through February 2006. The facility leases require the Company to pay certain maintenance and operating expenses, such as utilities, property taxes, and insurance costs.

  At December 31, 2000, aggregate minimum rent commitments under operating leases with initial or remaining terms of one year or more were as follows:

Year	Amount

2001	$133,600
2002	153,000
2003	153,300
2004	144,500
2005	134,000
Thereafter	17,800

$736,200

Rent expense related to these operating leases was $127,600, $135,709 and $111,400 for the years ended December 31, 2000, 1999 and 1998, respectively.

7. Stockholders' Equity

  During 2000, the Company completed a bridge financing in which 25 bridge units were issued. Each bridge unit consisted of a $100,000 bridge note and warrant to purchase 25,000 shares of common stock at an exercise price of $3.50 per share. Aggregate gross proceeds in connection with this issue were $2,500,000. Additionally, a related party converted $250,000 of debt into 2.5 units, similar in all respects to the bridge units. A discount of $276,200 for the fair value of detachable warrants was recognized concurrent with this transaction.

  During 2000, the Company issued an aggregate of 250,000 warrants to a third party and its designees, which are exercisable at a price of $3.50 per share and were valued and expensed for services rendered during 2000.

  On October 16, 2000, the Company completed a private placement of 2,333,310 equity units each consisting of one share of common stock and one warrant to purchase one share of common stock at a price of $3.50 per share resulting in net proceeds of approximately $3.5 million after the conversion of the aforementioned bridge units, accrued interest and other loans into equity units. All warrants issued in connection with the bridge financing (687,500) remain outstanding at December 31, 2000. The

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

  Company issued 86,914 units, similar in all respects to the equity units, as a commission in connection with the private placement to certain parties. A related party received 21,600 of these units and cash commission of approximately $194,000.

8. Stock Option Plans

  The Company has a 1998 Stock Option Plan and a 2000 Stock Incentive Plan (collectively the "Plans") that provide for, among other things, the granting of non-qualified and incentive stock options to employees, directors, officers, outside consultants and other third parties. Options vest over a maximum of five years and expire in a maximum of ten years. The Company has reserved 1,667,100 and 1,400,000 shares, respectively of its common stock for issuance under the Plans. As the 2000 Plan is subject to further approval by the Company's shareholders at its 2001 Annual Meeting, no shares have been granted from this Plan.

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

A summary of stock option transactions for the above plans are as follows:

Number of shares	Weighted average exercise price

Outstanding at December 31, 1997	-	-
Granted	1,005,000	$1.50

Outstanding at December 31, 1998	1,005,000	1.50
Granted	370,000	3.49

Outstanding at December 31, 1999	1,375,000	2.03
Granted	96,800	3.03
Exercised	(16,700)	1.50
Forfeited	(78,300)	1.50

Outstanding at December 31, 2000	1,376,800	$2.14

Options exercisable	Number of shares	Weighted average exercise price

December 31, 1999	410,000	$1.50
December 31, 2000	854,000	1.82

Required disclosures for options outstanding at December 31, 2000 are as follows:

Exercise price	Number outstanding at December 31, 2000	Weighted average remaining contractual life	Weighted average exercise price

$1.50	985,000.43		$1.50
2.00	46,800	5.01	2.00
4.00	345,000	1.43	4.00

1,376,800.83	2.14

  The weighted average fair value of all options, calculated using the Black-Scholes Option Pricing Model, granted during 2000, 1999, and 1998 is $1.04, $1.38 and $2.98 per share, respectively.

  The Company applies both Accounting Principles Board Opinion No. 25 (APB No. 25), Accounting for Stock Issued to Employees and related interpretations and SFAS No. 123, Accounting for Stock-Based Compensation in accounting for its stock option plans. Options granted to employees and directors are accounted for under APB No. 25 and compensation expense is recognized for the intrinsic value of the options granted. Options granted to all others are accounted for in accordance with SFAS No. 123 and compensation expense is recognized for the fair value of the options granted. SFAS No. 123 also requires that the Company provide pro forma information regarding the net loss as if the compensation cost for the Company's Plans had

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

  been determined in accordance with the fair market value method for all options. The Company estimates the fair value of all stock options at the grant date using the Black Schole's option pricing model with the following weighted average assumptions for 2000, 1999 and 1998: Dividend yield of 0 in all years; expected volatility of 75% in 2000 and 40% in 1999 and 1998; risk-free interest rate of 6.36% in 2000, 5.23% in 1999 and 5.47% in 1998; and an expected life of 4.00 years in 2000, 2.61 years in 1999 and 2.55 years in 1998.

  Under the accounting provisions of SFAS No. 123, the Company's net loss and basic and diluted loss per common share would have been adjusted to the pro forma amounts indicated below:

Years ended December 31,	2000	1999	1998

Net loss, as reported	$(4,551,200)	$(3,617,600)	$(3,145,800)
Pro forma	(4,690,885)	(3,736,400)	(3,183,000)

Basic and diluted loss per share, as reported	$(0.25)	$(0.20)	$(0.19)
Pro forma	(0.25)	(0.21)	(0.19)

9. Related Party Transactions

  During 2000, 1999 and 1998, the Company received administrative, consulting, management and marketing services from several organizations that are owned by directors or shareholders of the Company. These services aggregated approximately $592,100, $346,300 and $294,200 for the years ended December 31, 2000, 1999 and 1998, respectively of which $472,100, $226,300 and $229,500 have been included in general and administrative expenses and $120,000, $120,000 and $64,700 have been included in research and development expenses.

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

10. Income Taxes	Provisions for federal, foreign and state income taxes (benefits) in the consolidated statements of operations consist of the following components:

Years ended December 31,	2000	1999	1998

Current:
Federal	$-	$-	$-
State	7,700	800	1,700

7,700	800	1,700

Deferred:
Federal	(1,256,272)	150,977	(772,006)
State	(186,944)	22,467	(114,882)

(1,443,216)	173,444	(886,888)

Change in valuation allowance	1,443,216	(173,444)	886,888

Total income tax provision	$7,700	$800	$1,700

Deferred tax assets (liabilities) were comprised of the following:

December 31,	2000	1999

Net operating loss carryforward	$4,183,780	$3,322,461
Stock option compensation not currently deductible	1,123,227	736,185
Accumulated depreciation, amortization and other	10,053	12,661

Total deferred tax assets	5,317,060	4,071,307

Reserves not currently deductible	-	(197,463)

Total deferred tax liabilities	-	(197,463)

Net deferred tax asset	5,317,060	3,873,844
Valuation allowance	(5,317,060)	(3,873,844)

$-	$-

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

The effective tax rate on income before taxes differs from the U.S. statutory rate. The following summary reconciles taxes at the U.S. statutory rate with the effective rates:

Year Ended December 31,	2000	1999

Taxes on income at U.S. statutory rate	(34.0)%	(34.0)%
State income taxes, net of federal benefit	(2.6)	(4.0)
Foreign and U.S. tax effect attributable to foreign operations	14.5	21.9
Change in valuation allowance	21.2	16.0
Other	1.1	0.1

0.2%	0.0%

  The Company has federal net operating loss carryforwards available to reduce future taxable income, if any, of approximately $11,865,000. The benefits from these carryforwards expire through 2020. As of December 31, 2000, management believes it cannot be determined that it is more likely than not that these carryforwards and its other deferred tax assets will be realized, and accordingly, fully reserved for these deferred tax assets.

11. Employee Profit Sharing Plan

  The Company has a profit sharing plan covering all eligible employees meeting certain age and length of service requirements. Under the profit sharing plan, the Board of Directors, at their election, can authorize contributions up to a maximum of 3% of eligible participants' total compensation. For the years ended December 31, 2000 and 1999 the Company made no discretionary contributions. For the year ended December 31, 1998 the Company made $2,500 in discretionary contributions.

12. Segment Information

  During 1999, the Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for the way that public business enterprises report information about operating segments in their financial statements. The standard defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on these standards the Company has determined that it operates in a single operating segment: the development, marketing and licensing of software and sale of ancillary components.

  Major Customers

  During 2000, three customers accounted for approximately 46%, 30% and 13% of net sales.

  During 1999, two customers accounted for approximately 53% and 40% of net sales.

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

  During 1998, four customers accounted for approximately 27%, 26%, 15% and 12% of net sales.

  Geographic Segments

  The following table presents revenues and other financial information for the years ended December 31, 2000, 1999 and 1998:

Years ended December 31,	2000	1999	1998

Long-lived assets (gross)
- United States	$69,500	$157,800	$177,700
- Israel	281,700	363,700	325,200

Revenues
Asia	$389,089	$68,516	$39,225
Africa/Mid-East	376,588	54,437	-
North America	28,823	14,447	98,575

$794,500	$137,400	$137,800

Revenues attributable to geographic areas are based on the location of the customer.

13. Concentration of Credit Risk

  Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and trade receivables. The Company places its cash and cash equivalents with high quality financial institutions and, as a matter of policy, limits the amounts of credit exposure to any one financial institution.

  As of December 31, 2000 the Company's accounts receivable are limited. However, the Company believes any risk of accounting loss is significantly reduced due to provisions for returns recorded at the date of sale, and ongoing analysis of its customers' financial condition. The Company generally does not require cash collateral or other security to support customer receivables.

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

14. Quarterly Data and Share Information (unaudited)

  The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's stock. The prices represent the reported high and low closing sale prices.

Year ended December 31, 2000

First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$153,600	$480,200	$60,900	$99,800
Operating expenses	937,600	1,182,000	1,334,700	1,584,800
Net loss	(766,700)	(706,600)	(1,533,100)	(1,544,800)

Loss per share
- Basic and diluted	(0.04)	(0.04)	(0.09)	(0.08)

Year ended December 31, 1999

First Quarter	Second Quarter	Third Quarter	Fourth Quarter

Revenues	$59,500	$33,000	$38,500	$6,400
Operating expenses	809,000	944,400	1,006,600	1,110,900
Net loss	(722,100)	(885,500)	(962,500)	(1,047,500)

Loss per share
- Basic and diluted	(0.04)	(0.05)	(0.05)	(0.06)

  Intacta Technologies Inc. and Subsidiaries

  Notes to Consolidated Financial Statements

15. Statement of Cash Flows	Cash paid during the year consists of the following:

Years ended December 31,	2000	1999	1998

Income taxes	$7,700	$800	$1,700
Interest	$113,300	$-	$68,300

  During the years ended December 31, 2000, 1999 and 1998, the Company's non-cash financing activities included increases of additional paid-in capital in exchange for the retirement of debt in the amount of approximately $2,748,800, $952,100 and $8,929,800, respectively.

INTACTA TECHNOLOGIES INC. CONSOLIDATED BALANCE SHEETS
	June 30, 2001 (Unaudited)	December 31, 2000

Assets

Current
Cash and cash equivalents	$2,148,600	$3,904,500
Accounts receivable	6,900	63,500
Inventories	53,900	55,700
Related party and employee receivables	-	13,100
Other	47,100	-
Total current assets	2,256,500	4,036,800

Property and equipment, net	98,400	104,800

Patents, net	124,200	118,900

	$2,479,100	$4,260,500

  See accompanying notes to consolidated financial statements.

INTACTA TECHNOLOGIES INC. CONSOLIDATED BALANCE SHEETS
	June 30, 2001 (Unaudited)	December 31, 2000

Liabilities and Stockholders' Equity

Current liabilities
Accounts payable	$130,300	$61,400
Accounts payable - related parties	42,300	127,400
Accrued expenses	204,500	206,500
Total current liabilities	377,100	395,300

Commitments

Stockholders' equity
Preferred stock, $.0001 par value; 50,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $.0001 par value, 100,000,000 shares authorized; 20,345,924 shares issued and outstanding	2,035	2,035
Additional paid-in capital	26,336,865	26,336,865
Deficit	(24,095,700)	(22,222,400)
Unamortized stock compensation	(141,200)	(251,300)

Total stockholders' equity	2,102,000	3,865,200

	$2,479,100	$4,260,500

  See accompanying notes to consolidated financial statements.

INTACTA TECHNOLOGIES INC. CONSOLIDATED STATEMENTS OF OPERATIONS For the six months ended June 30, 2001 and 2000 (Unaudited)
	Six Months Ended
	June 30, 2001	June 30, 2000

Revenues
Products and components (less returns of $20,000 in 2001)	$78,500	$251,800
Royalties from licensing arrangements	18,600	56,700
Consulting fees	-	325,300
Total revenues	97,100	633,800
Operating expenses
Cost of products and components	24,100	96,400
Research and development (including non-cash Compensation expense of $94,600 and $180,000 in 2001 and 2000 respectively)	602,600	608,600
Sales and marketing (including non-cash Compensation expense of $4,000 and $52,100 in 2001 and 2000 respectively	511,000	484,600
General and administrative (including non-cash Compensation expense of $11,500 and $391,300 in 2001 and 2000 respectively)	892,000	930,000
Total operating expenses	2,029,700	2,119,600
Loss from operations	(1,932,600)	(1,485,800)
Other income (expense)
Interest income	67,900	34,000
Interest expense	-	(20,600)
Other	(7,300)	-
Total other income	60,600	13,400
Loss before provision for income taxes	(1,872,000)	(1,472,400)
Provision for income taxes	1,300	900
Net loss	$(1,873,300)	$(1,473,300)

Basic and diluted loss per common share	$(0.09)	$(0.08)
Basic and diluted weighted - average common shares outstanding	20,345,924	17,909,000

  See accompanying notes to consolidated financial statements.

INTACTA TECHNOLOGIES INC. CONSOLIDATED STATEMENTS OF CASH FLOWS For the six months ended June 30, 2001 and 2000 (Unaudited)
	Six Months Ended
	June 30, 2001	June 30, 2000

Operating activities
Net loss	$(1,873,300)	$(1,473,300)
Adjustments to reconcile net loss to cash used in operating activities:
Non-cash compensation expense	110,100	624,200
Depreciation and amortization	41,900	55,100
Changes in operating assets and liabilities:
Accounts receivable	56,600	31,900
Inventories	1,800	53,200
Accounts receivable - related parties	13,100	-
Other current assets	(47,100)	-
Accounts payable	68,900	(253,700)
Accounts payable - related parties	(85,100)	-
Accrued expenses	(1,900)	(800)
Cash used in operating activities	(1,715,000)	(963,400)
Investing activities
Capital expenditures	(27,400)	(29,700)
Patents	(13,500)	-
Cash used in investing activities	(40,900)	(29,700)
Financing activities
Exercise of stock options	-	25,000
Loans from shareholder	-	436,000
Bridge loan financing, net	-	2,384,600
Repayment of shareholder loans	-	(312,000)
Cash provided by financing activities	-	2,802,100
Net decrease in cash and cash equivalents	(1,755,900)	1,809,000
Cash and cash equivalents, beginning of period	3,904,500	917,400
Cash and cash equivalents, end of period	$2,148,600	$2,726,400
Supplemental disclosures of cash flow information:
Cash received during the period for: Interest	$72,500	$34,000
Cash received during the period for: Taxes	$900	$1,300

  See accompanying notes to consolidated financial statements.

  INTACTA TECHNOLOGIES INC.
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Unaudited)

  1.  Summary of Significant Accounting Policies

  Nature of Operations

             Intacta Technologies Inc. (the "Company"), a Nevada corporation, is a developer and marketer of software products based on its patented technology that, through its unique combination of compression, encoding and error correction processes, the technology transforms any data format ranging from text, graphic, audio or video from a binary file into INTACTA.CODE™ which is language transparent and platform independent. The Company believes that its technology provides solutions and applications that enable enterprises to bridge their communications and management information systems across digital and non-digital media by providing the secure bi-directional transmission and subsequent recovery and storage of data.

             Intacta Labs Ltd., an Israeli corporation and wholly owned subsidiary (Intacta Labs), primarily conducts product research and development in the high tech area of Beer Sheva, Israel, and is currently conducting new research projects expected to produce significant time and cost savings through continued development of a medium for transmitting and storing data in secure formats.

             From late 1997 and through 1998, the Company ceased production and marketing of its facsimile-based products used for transmitting and storing information, as a result of changes in the fax market, which resulted in reduced demand for its fax related products. The Company altered its strategy to emphasize the licensing of its core technology rather than the development and sale of consumer products.

  The Company

             On May 31, 1998, the Company completed the acquisition of 100% of the outstanding common stock of Intacta Delaware Inc. (Intacta), a Delaware corporation, and Intacta Labs in exchange for 11,486,000 shares of the Company's $.0001 par value common stock valued at $1. The companies agreed that the value per common stock share contemplated in the agreement approximated the market trading value at the time of the initial discussions and the signing of the letter of intent. For accounting purposes, the acquisition has been treated as an acquisition of the Company by Intacta and Intacta Labs, with the combined entity of Intacta and Intacta Labs, companies under common control, as the acquirer (reverse acquisition). As such, in conjunction with the acquisition, the historical financial statements of the acquirer replaced the historical financial statements of the Company.

  Principles of Consolidation

             The accompanying consolidated financial statements for the three and six months ended June 30, 2001 and 2000, and the year ended December 31, 2000 include the accounts of the Company and its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

  INTACTA TECHNOLOGIES INC.
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Unaudited)

  1.  Summary of Significant Accounting Policies, continued

  Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Software Development Costs

             In accordance with Statement of Financial Accounting Standards (SFAS) No. 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, costs related to the research and development of new products and enhancements to existing products are expensed as incurred until technological feasibility of the product has been established, at which time such costs are capitalized, subject to expected recoverability. Therefore, the Company has not capitalized any software development costs related to its products, since the time period between technological feasibility and the general release of a market accepted product is not significant.

  Goodwill and Other Intangible Assets

             In June 2001, the Financial Accounting Standards Board finalized FASB Statements No. 141,Business Combinations (SFAS 141), and No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 141 requires the use of the purchase method of accounting and prohibits the use of the pooling-of-interests method of accounting for business combinations initiated after June 30, 2001. SFAS 141 also requires that the Company recognize acquired intangible assets apart from goodwill if the acquired intangible assets meet certain criteria. SFAS 141 applies to all business combinations initiated after June 30, 2001 and for purchase business combinations completed on or after July 1, 2001. It also requires, upon adoption of SFAS 142, that the Company reclassify the carrying amounts of intangible assets and goodwill based on the criteria in SFAS 141.

             SFAS 142 requires, among other things, that companies no longer amortize goodwill, but instead test goodwill for impairment at least annually. In addition, SFAS 142 requires that the Company identify reporting units for the purposes of assessing potential future impairments of goodwill, reassess the useful lives of other existing recognized intangible assets, and cease amortization of intangible assets with an indefinite useful life. An intangible asset with an indefinite useful life should be tested for impairment in accordance with the guidance in SFAS 142. SFAS 142 is required to be applied in fiscal years beginning after December 15, 2001 to all goodwill and other intangible assets recognized at that date, regardless of when those assets were initially recognized. SFAS 142 requires the Company to complete a transitional goodwill impairment test six months from the date of adoption. The Company is also required to reassess the useful lives of other intangible assets within the first interim quarter after adoption of SFAS 142. The adoption of SFAS No. 141 and SFAS No. 142 is not expected to have a material effect on the Company's financial position, results of operations and cash flows in 2002 and subsequent years.

  Revenue Recognition

             The Company's revenue recognition policies are in compliance with generally accepted accounting principles including Statement of Position (SOP) 97-2, Software Revenue Recognition. As such, the Company recognizes product revenue upon shipment if persuasive evidence of an arrangement exists, delivery has occurred, the fees are fixed and determinable and collectibility is probable. Appropriate reserves were considered to effectively defer revenue recognition when material amounts of inventory had not been sold through to the end user. Generally, the right of return of these

  INTACTA TECHNOLOGIES INC.
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Unaudited)

  1.  Summary of Significant Accounting Policies, continued

  products was of short duration (90 days). No provision for estimated product returns was necessary based on historical experience. Maintenance and support arrangements and other post-delivery obligations are insignificant to the Company's revenues.

             License revenues are recognized based on actual sales of licensed software by a customer/licensee and are not recognized by the company as revenue until the final sale is reported by the customer/licensee. This is the time at which the Company believes that revenue recognition in accordance with SOP 97-2, as described above, has occurred. Support revenue is not integral to the functionality of the licensed software and is billed and recognized as incurred.

             The Company recognized consulting fee revenue during 2000 that was derived from certain software development and programming projects performed on behalf of customers. These projects were started and completed within the quarter.

             The Company believes that it is in compliance with Staff Accounting Bulletin ("SAB") No. 101, Revenue Recognition, which outlines the basic criteria that must be met to recognize revenue and provides guidance for presentation of revenue and for disclosure related to revenue recognition policies in financial statements filed with the SEC.

  Loss Per Share

             Basic earnings per share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Shares issued during the period are weighted for the portion of the period that they were outstanding. Diluted earnings per share is computed in a manner consistent with that of basic earnings per share while giving effect to all potentially dilutive common shares outstanding during the period. As a result of losses, all stock options and warrants outstanding for the periods presented were antidilutive and accordingly, were excluded from the computation of loss per share.

  Unaudited Interim Financial Statements

             The consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated balance sheet as of June 30, 2001; the consolidated statements of operations for the six months ended June 30, 2001 and June 30, 2000; and the consolidated statements of cash flows for the six months ended June 30, 2001 and June 30, 2000 have been prepared without audit. The consolidated balance sheet as of December 31, 2000 has been audited by independent certified public accountants. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures herein are adequate to make the information presented not misleading. It is suggested that these consolidated financial statements and related notes be read in conjunction with the consolidated financial statements and notes thereto, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2000.

             In the opinion of the Company, the statements for the unaudited interim periods presented included all adjustments that were of a normal recurring nature necessary to present a fair statement of the financial condition and results of operations for such interim periods. The results of operations for the interim periods presented are not necessarily indicative of the results of operations for the entire year.

  INTACTA TECHNOLOGIES INC.
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Unaudited)

  2.  Going Concern

             The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the consolidated financial statements, the Company has a cumulative deficit of $24,095,700 through June 30, 2001, and has incurred losses of $4,551,200, $3,617,600 and $3,145,800 for the years ended December 31, 2000, 1999 and 1998, respectively and $1,873,300 for the six months ended June 30, 2001. These losses were primarily the result of the decision by the Company in late 1997 to curtail further production and marketing of its facsimile-based products upon realization that the market potential for such products was diminished, and by the significant overhead costs required to support research, development and marketing efforts for the Company's INTACTA.CODE related technology. These conditions give rise to substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

             Through the first half of 2000, the Company's marketing and sales efforts were reduced and the Company focused its efforts on design revisions to its core applications without the benefit of significant cash flow from operations. In the second half of 2000, primarily as a result of additional resources, marketing efforts increased and, in addition to marketing its technology for licensing arrangements, the Company focused on the marketing of its suite of INTACTA.CODE Software Development Kit (SDK) products, which were subsequently launched in March 2001. This marketing generated increased activity to its web site and initiated downloads of the offered Trial SDK. There is not yet any revenue impact from this product line. In addition to the above, by the end of third quarter 2001 the Company intends to launch a suite of data communications products targeted to the health-care industry addressing new health-care information security regulations; the Health Insurance Portability and Accountability Act of 1996 (HIPAA).

             The Company's capital requirements continue to be significant and it is not currently generating revenues from operations to fund its operating activities. The Company anticipates incurring continuing losses in the future as it expands the development and marketing of its software products and technology. Based upon current estimates, management believes that cash and cash equivalents will be sufficient to fund the Company's operating activities and capital requirements through the end of its first quarter of 2002. Unanticipated changes in economic conditions or other unforeseen circumstances may cause the Company to expend its cash and cash equivalents in a shorter period of time.

             As a result of the above, the Company's continuation as a going concern is substantially dependent upon its ability to obtain additional financing that will be required to fund research and development and marketing of its new products as well as to fund its current operating activities. If significant revenues materialize and adequate financing is obtained, the Company anticipates viability for the year 2001 and beyond, though there can be no assurance that the Company will be successful in these efforts. At this time the Company does not have any current arrangements with respect to other potential sources of additional financing and cannot assure you that additional financing will be available to it on commercially reasonable terms or at all.

  3.  Segment Information

             During 1999, the Company adopted SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which establishes standards for the way that public business enterprises report information about operating segments in their financial statements. The standard defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on these standards the Company has determined that it operates in a single operating segment: the development, marketing and licensing of software and sale of ancillary components.

  INTACTA TECHNOLOGIES INC.
  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (Unaudited)

  Geographic Segments:

             The following table represents revenues and other financial information at and for the periods designated below. Revenues attributable to geographic areas are based on the location of the customer.

	June 30, 2001	December 31, 2000
Long-lived Assets
- United States	$168,000	$69,500
- Israel	373,150	281,700

	Six months ended June 30,
	2001	2000
Revenues
Asia	$8,025	$374,800
Africa/Mid-East	78,500	251,800
North America	10,757	7,200
	$97,100	$633,800

  4.  Stock Option Plans

             The Company at its Annual Meeting in May 2001 voted to increase the reserve of its common stock for issuance under the 2000 Stock Option Plan to a total of 2,400,000 shares. During June 2001, the Company granted to employees and consultants 1,325,000 and 1,003,000 options to purchase its common stock under its 1998 and 2000 Plans, respectively. These stock options were granted with an exercise price of $0.75, with vesting over a maximum of three years, and an expiration of five years.

  5.  Quarterly Data and Share Information (unaudited)

             The following table sets forth, for the fiscal periods indicated, selected consolidated financial data and information regarding the market price per share of the Company's stock. The prices represent the reported high and low closing sale prices.

Six months ended June 30, 2001
	First Quarter	Second Quarter
Revenues	$91,900	$5,200
Operating expenses	1,020,100	1,009,600
Net loss	(896,400)	(976,900)

Loss per share
- Basic & diluted	$(0.04)	$(0.05)

  PART II

  ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

             The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by Intacta Technologies Inc. The selling stockholder will not be responsible for any expenses in connection with the offering described in this registration statement. All amounts are estimates, other than the SEC registration fee.

SEC Registration fee	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing and engraving	$	*
Miscellaneous expenses	$	*
Total	$	*

  ___________________
  * To be provided by amendment.

  ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

             The Nevada Private Corporation Law ("Nevada Law") provides for the indemnification of directors, officers, agents or employees for expenses including attorneys' fees, judgments and fines incurred in connection with any civil or criminal action, suit or proceeding to which such person was or is made a party, provided that such person acted in good faith and reasonably believed that his actions were in the best interests of the corporation and, with respect to a criminal action, had no reasonable cause to believe that his conduct was unlawful.

             Nevada Law also provides for the indemnification of directors, officers, agents or employees for some, but not all, expenses incurred in connection with any action or suit by or in the right of the corporation to procure a judgment in its favor, provided that such person acted in good faith and reasonably believed that his actions were in the best interests of the corporation.

             Under Nevada Law, discretionary indemnification by a corporation may be made only as authorized by (i) the stockholders; (ii) a majority vote of a quorum of directors that were not party to the action, suit or proceeding; or (iii) independent legal counsel in a written opinion if so ordered by a majority of a quorum of directors not party to the action, suit or proceeding or in the event that a quorum of such directors cannot be obtained.

             Nevada Law allows corporations to provide, either in their articles, by-laws or by agreement, for the mandatory payment of expenses of officers and directors, as they are incurred in defending a criminal or civil action, suit or proceeding in advance of a final disposition, provided that the officer or director submits an undertaking to repay any advances if a court of competent jurisdiction ultimately determines that the officer or director was not entitled to be indemnified by the corporation.

             Our Articles of Incorporation provide, to the fullest extent permitted by Nevada Law, for the mandatory indemnification of our officers and directors for expenses, including attorneys' fees, judgments, fines and amounts paid in settlement incurred in connection with a civil or a criminal action, suit or proceeding to which the officer or director is or was or is threatened to be made a party.

             Our By-Laws further provide for the contractual right to officers and directors to receive mandatory payment of expenses as they are incurred in connection with defending a civil or a criminal action, suit or proceeding in advance of final disposition provided that the officer or director provides a written undertaking to repay the advances in the event a court of competent jurisdiction ultimately determines that such officer or director is not entitled to be indemnified by us.

  ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

             On November 8, 1997, we issued 4,000,000 common shares on a private placement basis to seventeen institutional investors for an aggregate offering price of $600,000 in cash. We issued an additional 60,000 common shares to two agents, West America and Christopher Dieterich, as payment for commissions and fees in connection with the offering.

             On December 8, 1997, we issued 975,000 common shares on a private placement basis to eight institutional investors for an aggregate offering price of $390,000 in cash.

             On April 30, 1998, we issued 117,000 common shares on a private placement basis to Gestibroker Consulting for an aggregate offering price of $351,000 in cash.

             On May 12, 1998, we issued 33,000 common shares on a private placement basis to Francis Pizzulli for an aggregate offering price of $99,000 in cash.

             On May 31, 1998, under an Exchange Agreement between us and Corsa S.A. Holding ("Corsa"), we issued 11,486,000 common shares on a private placement basis to Corsa in exchange for the transfer of 100% of the outstanding shares of Intacta Delaware Inc. and 99% of the outstanding shares of Intacta Labs Ltd.

             On December 31, 1998, we issued 1,000,000 common shares in a private placement to MFC Merchant Bank S.A. for an aggregate offering price of $4,000,000 in cash. Under an Agency Agreement dated October 23, 1998, we paid $400,000 to Barons Financial Services (U.K.) Ltd., the agent for the offering.

             On June 30, 1999, we issued 238,000 shares of common stock in a private placement to Valor Invest Limited in repayment of a loan of $952,000 pursuant to a loan conversion at the rate of $4.00 per share.

             In May and June 2000, we issued 25 Bridge Units for aggregate gross proceeds of $2,500,000. Each Bridge Unit was comprised of (i) a 12% senior promissory note in the principal amount of $100,000 and (ii) 25,000 warrants, each to purchase one share of our common stock at a price of $3.50 per share. In connection with the sale of Bridge Units, we issued Harmonic Research, Inc., the placement agent for such offering, 250,000 warrants each to purchase one share of our common stock at $3.50 per share as consideration for its services and for performing other consulting services for us.

             In June of 2000, Valor Invest Limited converted an aggregate of $250,000 of debt into 2.5 Valor Units which were similar in all respects to the Bridge Units issued in May and June 2000.

             In October 2000, we issued an aggregate of 2,333,310 Private Placement Units for aggregate gross proceeds of $7,000,000. Each Private Placement Unit was comprised of (i) one share of our common stock, and (ii) one warrant to purchase one share of our common stock at a price of $3.50 per share. In connection with the Private Placement we issued an aggregate of 86,914 units, similar in all respects to the Private Placement Units, to certain persons and entities as an "In-Kind" commission for their participation in the placement of the offering.

             With the exception of (i) the May 12, 1998 offer and sale of securities, (ii) the bridge financing in May and June 2000, and (iii) the October 2000 private placement, we relied on the exclusion from registration provided by Regulation S under the Securities Act of 1933, in connection with the offer and sale of securities in the above transactions. In connection with (i) the May 12, 1998 offer and sale of securities, (ii) the bridge financing in May and June 2000, and (iii) the October 2000 private placement we relied on the exemption from registration provided by Section 4(2) and Regulation D under the Securities Act for transactions by an issuer not involving a public offering.

  ITEM 16.  EXHIBITS

Exhibit	Description of Exhibit
3.1	Articles of Amendment and Articles of Incorporation of Intacta Technologies Inc. (1)
3.2	Bylaws of Intacta Technologies Inc. (1)
4.1	Specimen Stock Certificate (1)
4.2	Form of warrant issued pursuant to the registrant's bridge financing in May and June 2000 (3)
4.3	Form of warrant issued pursuant to the registrant's private placement in October 2000 (3)
5.1	Opinion of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP*
10.1	Licensing Agreement dated July 19, 1999, between registrant and DataLode Inc. (1)
10.2	Form of Lease Agreement dated November 17, 2000, between the registrant and North Atlanta Realty Acquisition Company, Inc. (3)
10.3	Form of Tenancy Agreement dated August 1, 2000, between Intacta Labs Ltd. and Hakirya Towers Beer Sheva Ltd.(3)
10.4	1998 Stock Option Plan (1)
10.5	Consulting Agreement dated October 1, 1998, between registrant and Pensbreigh Holdings Ltd. (1)
10.6	Agreement dated June 30, 1999, between registrant and Noel R. Bambrough (1)
10.7	Exchange Agreement dated May 31, 1998 between registrant and Corsa S.A. Holdings (1)
10.8	Consulting Agreement dated March 1, 1999 between registrant and Pensbreigh Holdings Ltd. (1)
10.9	2000 Stock Incentive Plan, as amended (2)
10.10	License Agreement dated April 17, 2000 between the registrant and Systems Nakashima Co., Ltd. (3)+
10.11	License Agreement dated June 30, 2000 between the registrant and Intertek Testing Systems International Ltd. (3)+
21.1	List of subsidiaries of registrant (3)
23.1	Consent of BDO Seidman, LLP
23.2	Consent of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

  _________________
  * To be filed by Amendment.

  (1) Incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (SEC File No. 333-30400).

  (2) Incorporated by reference to Exhibit A to the registrant's Definitive Proxy Statement on Schedule 14A dated April 27, 2001.

  (3) Incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (SEC File No. 333-51210).

  + Filed in redacted form pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Copies of the exhibit containing the redacted portions have been filed separately with the Securities and Exchange Commission subject to a request for confidential treatment pursuant to Rule 406 under the Securities Act.

  ITEM 17.  UNDERTAKINGS.

             The undersigned registrant hereby undertakes:

             (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

             Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification by the registrant against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

             The undersigned registrant hereby undertakes that:

             (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497 (h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

             (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  SIGNATURES

             Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, State of Georgia on September 27, 2001.

INTACTA TECHNOLOGIES INC.

By:	/s/ Noel R. Bambrough
Name: Noel R. Bambrough Title: President and Chief Executive Officer

             KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Altaf S. Nazerali and Noel R. Bambrough, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments (including, without limitation, post-effective amendments) to this Registration Statement and any exhibits thereto, and other documents in connection therewith, with authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

             PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 2 TO THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATE INDICATED BELOW.

SIGNATURE	TITLE	DATE
/s/ Altaf S. Nazerali Altaf S. Nazerali	Chairman of the Board of Directors	September 27, 2001
/s/ Charles C. Johnston Charles C. Johnston	Vice Chairman of the Board of Directors	September 27, 2001
/s/ Noel R. Bambrough Noel R. Bambrough	President, Chief Executive Officer and Director	September 27, 2001
/s/ Graham E. Argott Graham E. Argott	Chief Financial Officer (Principal accounting officer)	September 27, 2001
/s/ Ross Wilmot Ross Wilmot	Director	September 27, 2001
/s/ Bernard F. Girma Bernard F. Girma	Director	September 27, 2001

  EXHIBIT INDEX

Exhibit	Description of Exhibit
3.1	Articles of Amendment and Articles of Incorporation of Intacta Technologies Inc. (1)
3.2	Bylaws of Intacta Technologies Inc. (1)
4.1	Specimen Stock Certificate (1)
4.2	Form of warrant issued pursuant to the registrant's bridge financing in May and June 2000 (3)
4.3	Form of warrant issued pursuant to the registrant's private placement in October 2000 (3)
5.1	Opinion of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP*
10.1	Licensing Agreement dated July 19, 1999, between registrant and DataLode Inc. (1)
10.2	Form of Lease Agreement dated November 17, 2000, between the registrant and North Atlanta Realty Acquisition Company, Inc. (3)
10.3	Form of Tenancy Agreement dated August 1, 2000, between Intacta Labs Ltd. and Hakirya Towers Beer Sheva Ltd. (3)
10.4	1998 Stock Option Plan (1)
10.5	Consulting Agreement dated October 1, 1998, between registrant and Pensbreigh Holdings Ltd. (1)
10.6	Agreement dated June 30, 1999, between registrant and Noel R. Bambrough (1)
10.7	Exchange Agreement dated May 31, 1998 between registrant and Corsa S.A. Holdings (1)
10.8	Consulting Agreement dated March 1, 1999 between registrant and Pensbreigh Holdings Ltd. (1)
10.9	2000 Stock Incentive Plan, as amended (2)
10.10	License Agreement dated April 17, 2000 between the registrant and Systems Nakashima Co., Ltd. (3)+
10.11	License Agreement dated June 30, 2000 between the registrant and Intertek Testing Systems International Ltd. (3)+
21.1	List of subsidiaries of registrant (3)
23.1	Consent of BDO Seidman, LLP
23.2	Consent of McDonald Carano Wilson McCune Bergin Frankovich & Hicks LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

  _________________
  * To be filed by Amendment.

  (1) Incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (SEC File No. 333-30400).

  (2) Incorporated by reference to Exhibit A to the registrant's Definitive Proxy Statement on Schedule 14A dated April 27, 2001.

  (3) Incorporated by reference to the exhibit filed with the registrant's registration statement on Form S-1 (SEC File No. 333-51210).

  + Filed in redacted form pursuant to Rule 406 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Copies of the exhibit containing the redacted portions have been filed separately with the Securities and Exchange Commission subject to a request for confidential treatment pursuant to Rule 406 under the Securities Act.